1

TECHNICAL REPORT

on the

TAURUS PROJECT

LIARD MINING DISTRICT, BRITISH COLUMBIA

for

INTERNATIONAL TAURUS RESOURCES INC.,
AMERICAN BONANZA GOLD MINING CORP.,
FAIRSTAR EXPLORATIONS INC.
and
0710887 BC LTD.

by:

G. Cavey, P.Geo.
D. Gunning, P.Eng.
OreQuest Consultants Ltd.
and
C. J. Wild, P.Eng.
Wildrock Resources Consulting & Drafting

Jan 31, 2005

i

SUMMARY

              This report presents an independent technical review of the geology and resources at the Taurus project, located near the abandoned town of Cassiar in Northwestern British Columbia (Figure 1). The owner of the project is International Taurus Resources Ltd. This report has been prepared by OreQuest Consultants Ltd. and is prepared under the terms set out in NI 43-101. This report will also be used to support any required filing with any Canadian regulatory authorities. The report has been prepared for International Taurus Resources Inc., American Bonanza Gold Mining Corp, Fairstar Explorations Inc. and 0710887 BC Ltd.( to be renamed American Bonanza Gold Corp.).

              The Taurus Property covers approximately 800 hectares located in the Liard Mining Division, north-central British Columbia, approximately 8 kilometres east of the former townsite of Cassiar, B.C., 117 kilometres north of Dease Lake, B.C., and 141 kilometres south of Watson Lake, Yukon Territory. The property consists of 46 claims as listed in Table 1. All of the claims are registered in the name of International Taurus Resources Ltd. The government website lists Navasota Resources as 55% owner of the claims. The authors have been shown documents which indicate that Navasota has resold its interest in the claims back to International Taurus. The claims are all in good standing until September 11 of 2006 with two of them being good for one additional year. Ten of the claims namely Mack 1-4, Hopefull 1-4, Hillside and Highgrade are subject to a 2.5% NSR payable to Sable Resources Ltd.

              The Cassiar area was first explored by placer miners in 1874, nearly 25 years before the Klondike gold rush. These miners followed the gold up from the Pacific to McDame Creek. By 1895, 2.2 million grams had been produced. Gold-quartz veins were discovered in Troutline Creek in 1934, leading to the discovery of many more veins that lead to the establishment of several small gold mining operations. In 1949, a GSC mapping crew first encountered the Cassiar Asbestos deposit on McDame Mountain.

              Rocks of the Sylvester Allochthon, an accreted terrane of Mississippian to Triassic age, underlie the Taurus property. The allochthon was thrust over miogeoclinal platformal rocks of the Cassiar Terrane, forming a flat-bottomed, northwest-trending synclinorium of stacked thrust slices. The North American continental margin can be characterized as platformal limestones interbedded with clastic rocks including quartzite, grey to green phyllite, sandstone, phyllitic siltstone, and shale of Cassiar Terrane.

              Emplacement of the allochthon may not have occurred until early Jurassic time. The Sylvester Group can be divided into three major divisions (Nelson et al., 1988). The base of the group, Division I, is composed of mainly chert and black argillite, with lesser sandstone, siltstone, diorite and diabase sills, and bedded quartz-pyrite-barite exhalites. Division II, which hosts mineralization at Taurus, is made up of basaltic flows and breccias, chert and argillite, intercalated with variably altered, narrow bodies of ultramafic rocks. The highest exposed structural level of the allochthon, Division III, is comprised of island arc volcanic rocks of basic to felsic composition and limestones. The Sylvester Group is correlated with Slide Mountain Terrane.

              The Sylvester allochthon is intruded by the late Cretaceous Cassiar batholith to the west, and several other smaller stocks in the Cassiar area ranging in age from 90 Ma to 50 Ma. In terms of composition, these intrusive rocks are quartz monzonites. The Taurus property and surrounding area are underlain by an upright sequence of Division II massive to pillowed to rarely amygdaloidal, medium grey-green basaltic flows, chert and argillite, occasional ultramafic flows or sills, and mafic and lamprophyre dykes.

              The Taurus Mine was originally covered by seven claims of the Cornucopia Group staked by J.C. Simpson in 1935. Simpson carried out stripping, trenching and rock sampling until 1944. The following year, Benroy Gold Mines Ltd. optioned the property and completed more than 700 metres of trenching and 1500 metres of diamond drilling. In 1960, Cornucopia Explorations Ltd. was incorporated to acquire the property. The following year, Cornucopia changed names to Hanna Gold Mines Ltd. In 1964, Newconex Canadian Exploration Ltd. optioned the property and completed an additional 180 metres of drifting and crosscutting and 210 metres of drilling. In 1972, Hanna Gold Mines became Dorchester Resources Ltd. and then in 1979, United Hearne Resources Ltd. optioned the property and continued underground development and drilling, confirming a “reserve”. A 135 tonne per day mill was constructed at the Taurus Mine in 1980-81, treating 220,000 tonnes of ore, averaging 5.14 grams per tonne gold prior to closing in 1988.

              Two basic types of gold mineralization are predominantly hosted in altered basalt. The first consists of pyritic quartz veins which are best developed at the Taurus Mine and 88 Hill Areas, in three main structural trends described in the Geology section of this report. At the Taurus Mine most of the ore came from five veins. Four of these veins had a nearly east west strike while Vein 5 had a strike of about 50 degrees. The second type of mineralization, termed disseminated pyritic or pyrite – carbonate mineralization, is characterized by 10-40% fine-grained pyrite, commonly banded and lacking significant quartz veining. The banded appearance is actually a shear fabric with basalt altered to sericite/muscovite + dolomite +/- leucoxene +/- quartz. Unmineralized quartz + carbonate veinlets are common, as are irregular, hairline, locally graphitic fracturing. The two types of mineralization have been named T4 and T3 respectively.

              After the closure of the Taurus mine several companies have explored other mineralized areas of the property that were not actively explored during the time of operations. Geochemistry, Geophysics and more than 25,000 meters of drilling were completed between 1993 and 1997. Companies involve included Sable Resources Ltd., International Taurus Resources Inc., Hera Resources Inc., Cyprus Canada, Cusac Gold Mines and finally Navasota Resources in 2003.

              In 1988 drilling in the 88 Hill area discovered the 1988-1 and 1988-2 vein systems. Hole 88-5 intersected 5.99 grams per tonne over 12.34 metres. Subsequently, a small open pit extracted 2600 tonnes grading 2.06 grams per tonne from the 1988-2 vein. The 1994 drill program, completed by International Taurus, totaled 7,517.5 metres in 88 holes, predominantly on north side of the highway, west along strike from the Taurus workings, dubbed the Taurus West zone. Drilling, mainly NQ size, encountered a mineralized zone locally over 200 feet in width, consisting of a quartz stockwork system in a broad zone of pyritic altered basalt. For example, 94-56 intersected 1.6 grams per tonne over 44.5 metres core length.

              Cyprus Canada Inc. conducted an extensive diamond drilling program of 12,670.7 metres in 78 holes concentrated in the Taurus West, 88 Hill, and Taurus Mine areas. In March 1995, four holes drilled on section 1100W intersected long intervals of disseminated pyrite mineralization that included 2.47gpt over 86m in T95-29 in the Taurus West area. Unfortunately, continuity between holes combined with metallurgical test recoveries resulted in lower emphasis on Taurus West as a target in subsequent programs.

              Both diamond core and reverse circulation percussion drills have been used on the property. Variable core recoveries have resulted in some statements that RC is the preferred technique. Broughton and Masson (1996) concluded that these variances between core and RC holes in disseminated pyrite mineralization were the result of statistical variation, systematic overestimation of grade due to contamination in RC samples, and/or a more representative sample from RC due to the greater sample size. From their study, no firm conclusion can be made.

              In late 2003, Navasota Resources Limited conducted a two phase program consisting firstly of general geological compilation with some geochemistry as well as limited remapping and relogging of specific core. Phase II consisted of a drill hole program consisted of 13 NQ holes totaling 1,974 meters in length. The holes were designed to test the zones identified in post 1994 work. In general terms these results confirm the results reported in previous programs on the Taurus property. The zones intersected in the 2003 program do not seem to match up identically with those from previous work and therefore more work is needed to understand the nature of the zones on the property. The difficulty of the nuggety nature of the T4 mineralization may be the cause of this and some small test pits and/or underground sampling may be needed to understand the geology better. The T3 mineralization seems to be more predictable but rarely contains more than 2 grams per tonne (of 69 intervals sampled in COR-03-01, 62 were >0.5 g/t and only 11 were >2 g/t with 3.24 being the highest).

              The most recent resource estimation for the Taurus property was completed by Cusac Gold Mines Ltd. in 1999. Cusac defined six distinct zones using factors including geography, geology, data density, and apparent amenability to open pit mining methods. These include the 88 Hill, 88 West, Plaza, Sable, Highway Zone, and Taurus West. A portion of some of these zones are on Cusac properties not part of the Taurus property. The database included 130 drillholes, totaling 18,638 metres. Gemcom Software was used to calculate a total mineral inventory, specific gravity of 2.7 was used and samples over 10 grams were cut to 10 grams per tonne. The estimation was made by a person not qualified as a QP under NI 43-101 regulations. The resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. The resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates. The following table summarizes the 1999 Cusac resource estimate.

Zone	1.0 g/t cutoff grade		1.2 g/t cutoff grade
	tonnes	grade g/tonne Au	Tonnes	grade g/tonne Au
88 Hill	11,361,095	1.08	8,553,087	1.28
88 West	7,676,983	1.06	N/A
Highway	4,401,788	1.03	N/A
•	This table reproduces published Cusac figures; the gold content is not consistent between the two estimations given the cut-off grades stated by Cusac.

              The Taurus concentrator was constructed in 1981 and commissioned in 1982 running until accessible ore reserves in the Taurus mine area were exhausted in 1988. The concentrator consisted of two-stage, closed circuit crushing and closed circuit single stage grinding. Ball mill discharge passed over a mineral jig to produce a gravity concentrate upgraded using a small shaking table. A single bank of flotation cells was used to produce a bulk flotation concentrate. The following table summarizes production data from 1986.

Production	Tons	grade oz/ton	ounces Au	Distribution
Mill feed	37,145	0.122	4,538	100.0%
Jig con			1,770	39.0%
Flotation con	1,002	2.330	2,334	51.4%
Cyanide dore			1,746	38.5%
Cyanide tails	1,002	0.587	588	13.0%
Flotation tails	36,143	0.012	434	9.6%
•	In 1986 Taurus custom milled Cusac ore after the Erickson mill caught fire.

              It can be seen from the table above that gravity and flotation combined to recover 90% of the gold from the mill feed. The cyanidation recovery of 75% of the contained gold within the flotation concentrate, although not tremendous, made a significant improvement to the cash flow by reducing trucking costs and costs associated with refining relatively low grade concentrates (3 ounce per ton gold) in Montana.

              These operating statistics represent the best metallurgical data for Taurus T4 material. Subsequent work has been performed by Westcoast Mineral Testing (G. Hawthorn, Dec., 1994), Beattie Consulting, (M. Beattie, March, 1995), and Hazen Research, (April 1996). In a letter to Cusac Gold Mines Ltd. by Hawthorn in 1999 it was stated that: ”The material [T4] responds very well to bulk sulphide flotation to produce a low-grade (10-15 g/t Au) pyritic rougher concentrate. Gold recovery (Hazen pg. 20/ 8 tests on 8 composites) averaged 94.6% into a 20% by weight rougher concentrate from feed grading 1.7 g/t Au.” Hawthorn also reports that the material responded to direct cyanidation with 67.5% recovery at minus 200 mesh grind (Hazen pg.17) for the same composites as above. Leaching is rapid with completion in a few hours. Heap leach tests at one half inch crush produced only 25% recovery. Hazen also reported a 73.4% recovery from minus 400 mesh grinded material.

              The first metallurgical information on T3 material is from 1987 when a sample of the “pyrite zone” found on the 3275 level was tested by Westcoast Mineral Testing. The flotation test resulted in 94% recovery of gold in 30 weight percent concentrate from feed with a calculated head grade of 0.068 opt. Another portion of the same sample was treated by cyanidation with 48% recovery. A second higher grade sample (0.129 opt calculated grade) of similar material was collected with cyanidation recovery of 60%. It does not appear than any consideration was given to either pressure or bacterial oxidation of T3 concentrates and, although the carbonate content of the rocks seems to make this an unlikely success, it may be worth at least cursory investigation.

              The largest environmental risks present in open pit mining operations are the tailings and waste rock dumps. Some preliminary Acid/Base Accounting (ABA) work has been done on various rock types on the property. The results are that only T3 mineralization is potentially acid generating which may require careful commingling other strongly neutralizing component rocks.

              The seven known zones on the property (Taurus Mine, Plaza, Sable, 88 Hill, 88 West, Highway and Taurus West) all host mineralization that contains gold values over 2 g/t. Intercepts of more than 1 g/t can be obtained over five to ten meter thicknesses in any of the zones. The nature of the mineralization in the vein swarms makes the reproducibility of individual results difficult but the

v

general location of increases in gold mineralization seems reasonably predictable. Further work compiling all of the existing data on the property is needed to enable a better understanding of the geometry of the zones.

              The authors are recommending a program of 2,500 meters of diamond drilling that would increase the confidence in the resource in at least one and perhaps two of the zones on the property. At the same time metallurgical testing of the T3 mineralization to verify possible recoveries for the Taurus West zone are worthwhile. A very preliminary scoping study using T4 mineralization, existing metallurgical test results for recovery, an updated resource estimate and realistic cost estimates for various mining methods and mill throughputs is also recommended. The cost of this program is expected to be $537,000 CDN, including a 10% contingency.

LIST OF FIGURES

Figure 1	Location Map	Following Page 1
Figure 2	Claim Map	Following page 2
Figure 3	Site Plan	Following page 3
Figure 4	Regional Geology	Following Page 8
Figure 5	Property Geology	Following page 9
Figure 6	IP chargeability contours	Following page 15
Figure 7	Drill Hole Location Plan	Following page 16
Figure 8	Section 1100W	Following page 21
Figure 9	Section 600W	Following page 21

LIST OF TABLES

Table 1	Claim Information	page 2
Table 2	Post 1988 Drill Hole Summary	page 16
Table 3	2003 Drill Results	page 19
Table 4	Cusac Resource Estimate 1999	page 24
Table 5	Taurus Mill Production Data, 1986	page 25
Table 6	Acid Base Accounting	page 26

LIST OF APPENDICES

Appendix I	Sections of Report and Corresponding Responsible Author	36

INTRODUCTION AND TERMS OF REFERENCE
              This report presents an independent technical review of the geology and resources at the Taurus project, located near the abandoned town of Cassiar in northwestern British Columbia (Figure 1). The owner of the project is International Taurus Resources Inc., which is proposing a merger with American Bonanza Gold Mining Corp. along with the purchase of an interest in another property held by Fairstar Explorations Inc. and 0710887 BC Ltd.( to be renamed American Bonanza Gold Corp.).This report has been prepared by OreQuest Consultants Ltd. under the terms set out in NI 43-101. This report will also be used to support any required filing with any Canadian regulatory authorities.

              The information herein is derived from a review of the documents listed in the References and from information provided by International Taurus Resources Ltd. A complete list of the reports available to the authors is found in the References section of this report. C. J. Wild visited the project February 13th, 2003 and completed a thorough review of the available technical data, D. Gunning worked at the Taurus Mine from June 1983 to May of 1987. A 13 hole diamond drill program of 1,974 metres was conducted by Navasota Resources subsequent to the C.J.Wild visit. G. Cavey has not been to the property. Appendix I contains a list of the responsible author for each section of this report.

              The material found in this technical report is based on previous reports, program updates, consultant reports, and corporate press releases available for review. There were no limitations put on the authors in preparation of this report with respect to International Taurus information.

              All reference to currency in this report is in Canadian dollars. All units in this report are metric unless otherwise stated.

DISCLAIMER
              OreQuest has prepared this report based upon information believed to be accurate at the time of completion, but which is not guaranteed. The authors have relied on two principal sources of information for the data contained in this report as follows: International Taurus technical files, and British Columbia government files. Therefore, in writing this technical paper the authors have relied on the truth and accuracy presented to them from the sources listed in the Reference section of this report but have also performed checks against historical data in order to provide comfort that the data is reliable. In addition, information in this report was obtained from recent press releases authorized for distribution into the public domain from the participating companies. The data for this 2005 Taurus project report is principally contained in three reports:

  the 2003 Wildrock Resources Consulting & Drafting report titled “Report on Exploration Activities on the Taurus Property” created for Navasota Resources Ltd., Feb 21, 2003 by C.J.
  Wild.
  the January 5, 2004 Kamloops Geological Services report titled “2003 Drilling Program on the Taurus Property” by R. C, Wells.
  the August 25, 2003 Kamloops Geological report titled ”Geological, Geochemical, and Interpretative Report on the Taurus Property” by R.C. Wells.

N
TAURUS PROPERTY
YUKON
CASSIAR
BRITISH COLUMBIA
U.S.A.
BRITISH COLUMBIA
ALBERTA
STEWART
PRINCE RUPERT
PRINCE GEORGE
WILLIAMS LAKE
PACIFIC OCEAN
KAMLOOPS
KELOWNA
VANCOUVER
TRAIL
BRITISH COLUMBIA
U.S.A.
VICTORIA
0
500 Km

OREQUEST

INTERNATIONAL TAURUS INC.

Figure 1
TAURUS PROPERTY

LOCATION MAP

CASSIAR, BRITISH COLUMBIA

JANUARY 2005 XY3

Credit: Wildrock Resources 2003.

              Although no limitations were placed on the authors by International Taurus, the authors were limited in their review by lacking access all of the drill logs or drill core from drill programs prior to 1995. The authors rely on the truth and accuracy of the data resulting from this work but cannot verify it.

PROPERTY DESCRIPTION AND LOCATION
              The Taurus Property covers approximately 800 hectares located in the Liard Mining Division, north-central British Columbia, approximately 8 kilometres east of the former townsite of Cassiar, B.C., 117 kilometres north of Dease Lake, B.C., and 141 kilometres south of Watson Lake, Yukon Territory (Figure 1). The property sits on NTS mapsheet 104P05E and BCGS mapsheet 104P022, at 59o 16’ 28” latitude and 129o 41’ 22” longitude, and UTM coordinates 6570815mN and 460706mE (UTM Zone 09 – NAD 83).

              The property consists of 46 claims as listed in Table 1. All of the claims are registered in the name of International Taurus Resources Ltd. The government website lists Navasota Resources as 55% owner of the claims. The authors have been shown documents which indicate that Navasota has resold their interest in the claims back to International Taurus. The claims are all in good standing until September 11 of 2006 with two of them being good for one additional year. Ten of the claims namely Mack 1-4, Hopefull 1-4, Hillside and Highgrade are subject to a 2.5% Net Smelter Return Royalty (NSR) payable to Sable Resources Ltd.

              Table 1: Claim Information
Claim Name	Tenure #	Units	Expiry Date
Hanna 9	221785	9	09/11/2006
Portal 1	221901	15	09/11/2006
Portal 2	221900	9	09/11/2006
MM 1 FR.	222080	1	09/11/2006
Mack 1-4 *	226142-226145	4	09/11/2006
Hopefull 1-4 *	226146-226149	4	09/11/2006
Hillside *	226150	1	09/11/2007
Highgrade *	226150	1	09/11/2007
Thrush	226207	1	09/11/2006
Copco 1-6	226208-226213	6	09/11/2006
Roy 1-4	227201-227204	4	09/11/2006
Tod 7-8	227536, 227537	2	09/11/2006
Atlas 1-11	227694-227704	11	09/11/2006
Atlas 12 Fr.	227705	1	09/11/2006
Dor #1	227708	1	09/11/2006
Miss Daisy 1-2	331105-331106	2	09/11/2006
Bes 1-2	331167-331168	2	09/11/2006
Tor 2	332630	1	09/11/2006
Fireweed	395270	1	09/11/2006
*	Indicates claims with underlying royalty payable to Sable Resources Ltd.

              In reporting the recorded title, the authors have relied entirely on information on the government tenure website and information from International Taurus files. The comments in this

OREQUEST
INTERNATIONAL TAURUS INC.
Figure 2
TAURUS PROPERTY
CLAIM MAP
CASSIAR, BRITISH COLUMBIA,
JANUARY 2005
XY3
LEGEND
Claims subject to Sable Royalty
Areas not a part of the property
Property boundary
Roads
0
1 Km
Credit: Wildrock Resources 2003.
N
COOT No. 4
COOT No. 2
COOT No. 3
VAL 12
VAL 13
VAL 14
PORTAL No.1
PORTAL No. 2
ATLAS No. 10
ATLAS No. 11
ROY No. 2
MACK No. 2
MACK No. 4
MACK No. 1
MACK No. 3
M.M.1 FR.
COPCO No.5
COPCO No.1
COPCO No.3
COPCO No. 4
FIREWEED
HIGHGRADE
HILLSIDE
HOPEFULL No. 2
HOPEFULL No. 4
HOPEFULL No. 3
HOPEFULL No. 1
TOR 2
CASSIAR HWY
PANDA
ELAN 2
MOUNTAIN DEW

section do not represent a legal opinion and only preliminary investigations into the actual recorded title have been made by the authors.

              The government website shows Navasota Resources as 55% owner of most of the claims, International Taurus has shown the authors the reversing bill of sale whereby any interest earned by Navasota in the claims has reverted back to International Taurus. The discrepancy with the government internet title registry may simply be due to irregular updates of the website however, Taurus should take steps to ensure that the government registry is updated correctly.

              In 1995, Cyprus Canada contracted Ivan Royan, British Columbia Land Surveyor, of Underhill and Underhill to complete a survey of the Taurus claims, to determine if any fractions existed between claims and resolve which claims had precedence. According to Broughton and Masson (1996), this work resolved location and precedence issues and allowed Cyprus Canada to stake apparent open ground. As a result, some discrepancies exist between claim locations from the survey and those on the Ministry of Energy and Mines website (hhtp://ebony.gov.bc.ca/mapplace/maps/minpot/titles.mwf). Figure 2 uses the surveyed claim locations. There are a few small fractional claims within the main claim boundary; these fractions do seem to cover parts of the known mineralized areas.

              In addition to mineral claims, placer claims have been located along Quartzrock and Troutline creeks on ground covered by the Taurus claims. These claims, if present, would have rights over alluvial deposits only and hence no title search has been performed by the authors.

              Tailings and waste rock dumps from previous operations are located on the Taurus property. Having been an underground operation, as opposed to open pit, the waste rock dumps are not very substantial and are located next to underground portals (figure 3). Tailings are located in two locations in one drainage about 600 meters immediately east of the mine workings. The flotation tailings are primarily quartz with carbonate and hence are quite inert. For the last two years of its operation, the Taurus mine leached flotation concentrate on site. The leach tailings were treated using the INCO SO2 method of cyanide destruction and were buried within the phase I tailing impoundment. The mine and mill site were reclaimed after closure to the satisfaction of the Province and a $10,000 bond remains in place to facilitate any required future reclamation. Water quality monitoring of various discharges has been discontinued with effluent being deemed acceptable from all discharge locations by provincial authorities. An additional $25,000 bond is in place to cover the reclamation costs of current exploration programs.

              Permits are required from the provincial government prior to exploration programs. As a relatively recent past producer there should not be any major hindrances to development from a permitting perspective.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
              The Taurus property is situated at the confluence of Quartzrock and Troutline Creeks immediately north of McDame Creek. The latter forms a broad valley in moderate terrain with shallow lakes and swampy sections, ranging in elevation from 1000 metres in the valleys to 2200 metres on local peaks. Vegetation consists of forests of jackpine, lodgepole pine, black spruce, and poplar thinning to buckbrush and alpine meadows above treeline, around 1400 metres.

N
TAURUS PROJECT PROPERTY BOUNDARY
ELAN VEIN
TAURUS WEST
CASSIAR HWY
QUARTZROCK CREEK
HIGHWAY ZONE
PLAZA
TAURUS MINE
(Reclaimed)
88 WEST
88 HILL
SABLE
TAILINGS PONDS
WINGS CANYON
RICH VEINS
Placer Workings
BASELINE
REO VEINS
CYPRUS EXPLORATION GRID
6568200N
459300E
462800E
WATSON LAKE
HWY 37
DEASE LAKE
0
1 Km
OREQUEST
INTERNATIONAL TAURUS INC.
Figure 3
TAURUS PROPERTY
SITE PLAN
CASSIAR, BRITISH COLUMBIA,
JANUARY 2005
XY3
Credit: Modified from Broughton and Masson, 1996. Drawn by Wildrock Resources, February 2003.

              The Cassiar branch of Highway 37, the Stewart-Cassiar Highway, provides paved access across the property. A series of reclaimed roads and trails can be reopened to afford relatively easy access to most of the property.

              General supplies and services are available in Dease Lake and Watson Lake, 117 kilometres to the south and 141 kilometres to the north, respectively. Charter air service is available to both Dease Lake and Watson Lake. The Cassiar airstrip is available for small charter aircraft. The nearest major centres are Whitehorse, Yukon, approximately 560 kilometres to the west, and Smithers, B.C., almost 720 kilometres south.

              Daily mean temperatures at Dease Lake, 100 kilometres to the south of the property, range from –17.7 oC in January to +12.6 oC in July. Snowfall can be expected between October and May with a total accumulation of 227 centimetres. On the property, snow can persist until late May; however, snow removal is relatively simple, allowing for year-round operation.

              The Taurus property is located in a district with a long mining history. The town of Cassiar housed employees of the Cassiar asbestos mine. Watson Lake was home to many employees of Canada Tungsten in the 1970’s and 1980’s and again recently. Dease Lake inhabitants have worked recently at Golden Bear near Telegraph Creek as well as at both Taurus and at the Cusac (formerly Erickson) Mine only a few kilometres to the south. However, there is a small population base in the area requiring that most personnel for a new mining operation would have to be brought in from elsewhere.

              The town of Cassiar has been sold and only a few residents remain. Power for the region was historically and will in the future, have to be provided by diesel generators, unless the B.C. Hydro grid is extended north. There are numerous creeks in the property area that have sufficient year-round flow for any exploration or mining operation. The property itself affords space for the development of tailings storage areas, waste disposal sites, heap leach pads, if required, and expanded processing facilities.

HISTORY

              1874-1988
              The Cassiar area was first explored by placer miners in 1874, nearly 25 years before the Klondike gold rush. These miners followed the gold up from the Pacific to McDame Creek. By 1895, 2.2 million grams had been produced. Gold-quartz veins were discovered in Troutline Creek in 1934, leading to the discovery of many more veins that led to the establishment of several small gold mining operations.

              In 1949, a GSC mapping crew first encountered the Cassiar Asbestos deposit on McDame Mountain. A small 500 ton per day plant was built and in operation by 1952 using an access road to the Alaska Highway. The asbestos fiber produced was shipped from Whitehorse in the Yukon and all of the supplies for the mine were brought in that way. Eventually, highway 37 was constructed between Stewart and Cassiar which gave access to supplies from Smithers or Terrace. Fiber was shipped from Stewart with backhauls of diesel for power and heat. Between 1960 and 1990 Cassiar was the best infrastructure north of Stewart and west of Fort Nelson with the exception of

Whitehorse. Unfortunately, the town was sold off when government loan guarantees were not extended and the mine was forced to close.

              The Taurus Mine was originally covered by seven claims of the Cornucopia Group staked by J.C. Simpson in 1935. Simpson carried out stripping, trenching and rock sampling until 1944. The following year, Benroy Gold Mines Ltd. optioned the property and completed more than 700 metres of trenching and 1500 metres of diamond drilling.

              The claims were restaked in 1959 by Couture and Copeman who hand-mined 25 tons of high-grade ore from a short adit. In 1960, Cornucopia Explorations Ltd. was incorporated to acquire the property. The following year, Cornucopia changed names to Hanna Gold Mines Ltd. and proceeded with 1180 metres of drifting and crosscutting, and 1000 metres of diamond drilling. By the end of 1963, an “indicated reserve” of 72,500 tonnes grading 22.6 grams per tonne gold had been outlined (Gunning, 1988). The methodology and reliability of that resource figure has not been verified, and it is likely that mineral inventory was subsequently mined out. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

              In 1964, Newconex Canadian Exploration Ltd. optioned the property and completed an additional 180 metres of drifting and crosscutting and 210 metres of drilling. In 1972, Hanna Gold Mines became Dorchester Resources Ltd., and rehabilitated and resampled the main 3600 level adit, and completed another 223 metres of underground diamond drilling between 1973 and 1975. In 1976, Dorchester Resources became Taurus Resources Ltd. In 1978, Ashlu Gold Mines Ltd. optioned the property and completed 7.2 kilometres of ground-based magnetometer and electromagnetic surveys. In 1979, United Hearne Resources Ltd. optioned the property and continued underground development and drilling, confirming a “reserve” of 60,000 tonnes grading 16.1 grams per tonne gold. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

              A 135 tonne per day mill was constructed at the Taurus Mine in 1980-81, treating 220,000 tonnes of ore, averaging 5.14 grams per tonne gold prior to closing in 1988. During this time the Erickson mine also maintained a similar operation which is now owned by Cusac. The Plaza and Sable workings, south of the highway, were developed between 1980 and 1994 but recorded no production. During the time of the mine operated, exploration was limited to areas proximal to existing workings. This meant primarily the veins located above the Decline Fault. A few holes however, did penetrate the decline fault and several pyrite veins were intersected. A rhyolite unit was also encountered.

              1988-1994
              In 1988, Sable Resources Ltd. conducted an Induced Polarization (IP) survey that outlined 33 anomalies on the “Main Grid” area. Trenching and five diamond drillholes tested one anomaly discovering the 1988-1 and 1988-2 vein systems in the 88 Hill area. Hole 88-5 intersected 5.99 grams per tonne over 12.34 metres. Subsequently, a small open pit extracted 2600 tonnes grading 2.06 grams per tonne from the 1988-2 vein.

              In 1993, Sable extended IP coverage and completed additional trenching. Late in 1993, Sable sold its controlling block of shares in International Taurus Resources Inc., to Hera Resources Inc. who finished a trenching and 26-hole diamond drilling program totaling 1554 metres (5099 feet) on the east side of 88 Hill. Trenching tested 6 of 42 geophysical (IP) targets, discovering 3 gold-bearing vein systems (1993-1 to 3), which were subsequently drill-tested. A “potential resource” of 436,000 tonnes (481,000 tons) in individual narrow quartz veins grading 6.99 grams per tonne gold (0.204 ounces per ton) was reported by B.E. Spencer (1994) for the 88-1, 93-1, and 93-2 vein systems. This mineral inventory was calculated by averaging the grades (weighted) and thicknesses for each panel outlined on a specific vein structure. Strike lengths for these panels ranged up to 725 feet with depths up to 325 feet. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

              A second resource calculation, including the 88-1, 93-1, and 93-2 vein systems, was completed by A. Beaton, P.Eng., in May 1994. That resource, done in much the same fashion as the Spencer calculation, concluded a “geological or potential ore reserve” of 367,000 tons grading 0.172 ounces per ton. The estimate includes data from the portion of 1994 trenching and diamond drilling completed in the 88 Hill area. That portion of the program consisted of extensive trenching and diamond drilling along the south and north margins of the area explored in 1993. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

              In 1994, International Taurus moved to the north side of the highway, completing 88 diamond drillholes totaling 7517.5 metres and an IP survey over 26.68 kilometres of grid, along strike to the west of the Taurus mine workings. In addition, 220 metres of drifting and 47 metres of raising were completed in the existing underground workings to define additional mineral resources. Underground development was suspended in late 1994, following the discovery of new targets. One drillhole west of the Taurus workings, 94-56, intersected 44.5 metres of pyritic mineralization grading 1.6 grams per tonne. This new zone, dubbed the Taurus West Zone, signaled the potential for bulk tonnage gold deposits on the Taurus property. A total of 24 diamond drillholes tested the Taurus West. Seven holes collared from three set-ups over 350 metres, tested the B.M. Zone, an 850-metre long IP anomaly, approximately 300 metres north of Taurus West.

              1995 – Cyprus Canada Program
              Cyprus Canada Inc. signed a joint venture agreement with International Taurus and Cusac Gold Mines Ltd. in January 1995, and Douglas Busat in May 1995, assembling a claim package of some 4000 hectares stretching 10 kilometres east-west by four kilometres north-south.

              In March 1995, Cyprus began diamond drilling on the Taurus West and 88 West areas, completing seven widely spaced NQ holes (T95-1 to 7) totaling 1357.2 metres (Figure 8). A grid was cut with a 200 metre line spacing with 3000 metre long lines oriented north-south, to serve as control for pole-dipole IP and ground magnetometer surveys. In May and June, another seven widely spaced NQ holes (T95-8 to 14) totaling 1209.4 metres tested chargeability anomalies in the south, southwest, west and northwest portions of the grid, as well as the southern part of the Taurus West area.

              Mapping the central portion of the property (Figure 5), commenced in mid-June 1995, with limited trenching at Taurus West. A soil geochemical survey was completed over the grid at 50 metre stations (Figure 6). Diamond drilling resumed in July, completing an additional 10,104.1 metres in 64 holes. Two rigs drilled both NQ and HQ holes, over the 88 Hill, Taurus Mine and Taurus West areas, using 100 to 400 metre hole spacing. The grid was expanded later in the summer for further IP, ground magnetometer and soil geochemical surveys. Finally, in September, a reverse-circulation (RC) drill was brought in to twin five diamond drillholes in the Taurus West, Highway, and 88 Hill Zones. A total of 826 metres of drilling was completed to determine the appropriateness of RC drilling to the program.

              Preliminary metallurgical testing on 11 composite samples from the 88 Hill and Taurus West Zones was designed to test the characteristics of two dominant types of mineralization. Leach tests utilizing cyanide and froth flotation were run. Also, a preliminary resource estimation was completed to quantify potential resources for economic analyses. An inferred, undiluted mineral inventory of 38 million tonnes grading 1.42 g/t Au was estimated for the 88 Hill, Taurus West and Highway Zones. A second estimation utilized the same data but a different set of assumptions came up with a potential resource of 40.6 million tonnes grading 1.07 grams per tonne gold. Both calculations are considered to have a low degree of accuracy due to wide drill spacing and a lack of information on the geometry and continuity of mineralized zones. These resource estimates were made prior to the inception of NI 43-101 and therefore do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates. These estimates would fall within the definition of an inferred mineral resource, as described in CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, adopted by CIM Council on August 20, 2000.

              1996-Present
              In July 1996, Cyprus decided to discontinue its efforts on the Taurus property, feeling that the deposit failed to meet its requirements at the time. International Taurus continued on with a program of 36 reverse-circulation holes, totalling 3869 metres, drilled on 50-metre centres on the 88 Hill Zone, and 5 diamond drillholes, totalling 582 metres, extending the zone some 300 metres to the west. The program was designed to upgrade a portion of the inferred mineral resource, defining a “drill indicated reserve” of 13,725,350 tonnes grading 1.01 grams per tonne gold. An additional 27,355,000 tonnes grading 0.67 grams per tonne gold were classified as “inferred”. A sectional method of resource calculation was employed. Given the lack of rigorous economic analyses and general geological modeling in the estimation, this figure would perhaps be classed as an indicated mineral resource. Additional wide-spaced drilling in the Taurus West Zone outlined a “drill inferred resource” of 25,134,000 tonnes grading 0.67 grams per tonne gold. This figure updated a part of the global inferred resource completed by Cyprus. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

              A further six holes totaling 790 metres was completed by International Taurus in 1997. No logs or hole locations were found in data supplied by International Taurus.

              No significant work programs were completed in 1998. In September, Cusac Gold Mines entered into an agreement with International Taurus to earn up to 70% interest in the Taurus property by performing a certain minimum amount of exploration and development work over a four-year period and completing a positive feasibility study. In 1999, Cusac completed another resource estimation. Cusac defined six distinct zones using factors including geography, geology, data density, and apparent amenability to open pit mining methods. Gemcom Software utilized a database of 130 drillholes to come up with a “total mineral inventory” of 62,397,477 tonnes grading 0.80 grams per tonnes. Given an apparent lack of geological modeling used in the calculation, much of this resource would be classified as an inferred mineral resource as defined in CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, though some areas, such as most of 88 Hill, Taurus, Sable and Plaza, are likely indicated mineral resources. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates. The authors propose that more rigorous geological modeling be completed to make resource estimation more meaningful.

GEOLOGICAL SETTING
              Rocks of the Sylvester Allochthon, an accreted terrane of Mississippian to Triassic age, underlie the Taurus property (Figure 4). The allochthon was thrust over miogeoclinal platformal rocks of the Cassiar Terrane, forming a flat-bottomed, northwest-trending synclinorium of stacked thrust slices. The North American continental margin can be characterized as platformal limestones interbedded with clastic rocks including quartzite, grey to green phyllite, sandstone, phyllitic siltstone, and shale of Cassiar Terrane.

              Emplacement of the allochthon may not have occurred until early Jurassic time. The Sylvester Group can be divided into three major divisions (Nelson et al., 1988). The base of the group, Division I, is composed of mainly chert and black argillite, with lesser sandstone, siltstone, diorite and diabase sills, and bedded quartz-pyrite-barite exhalites. Division II, which hosts mineralization at Taurus, is made up of basaltic flows and breccias, chert and argillite, intercalated with variably altered, narrow bodies of ultramafic rocks. The highest exposed structural level of the allochthon, Division III, is comprised of island arc volcanic rocks of basic to felsic composition and limestones. The Sylvester Group is correlated with Slide Mountain Terrane.

              The Sylvester allochthon is intruded by the late Cretaceous Cassiar batholith to the west, and several other smaller stocks in the Cassiar area ranging in age from 90 Ma to 50 Ma. Compositionally, these intrusive rocks are quartz monzonites.

              The Taurus property and surrounding area are underlain by an upright sequence of Division II massive to pillowed to rarely amygdaloidal, medium grey-green basaltic flows, chert and argillite,

132°
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YUKON
BRITISH COLUMBIA
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LEGEND

- Middle to Late Cretaceous Quartz Monzonite
- Late Paleozoic and Mesozoic Cache Creek Group
- Late Paleozoic and Mesozoic - Allochthonous
- Late Paleozoic and Early Mesozoic Sylvester Allochthon
- Precambrian and Paleozoic - Autochthonous

Credit: Sketchley, 1986. Drawn by Wildrock Resources, February 2003.

OREQUEST

INTERNATIONAL TAURUS INC.

Figure 4
TAURUS PROPERTY

REGIONAL GEOLOGY

CASSIAR, BRITISH COLUMBIA,

JANUARY 2005 XY3

occasional ultramafic flows or sills, and mafic and lamprophyre dykes (figure 5). Cyprus geologists divided the Taurus stratigraphy, generally from oldest to youngest, as follows (Broughton and Masson, 1996):

  Argillite is typically dark grey to black, carbonaceous to graphitic, well bedded and commonly sheared. Beds range from 1mm to 10cm in thickness. Argillite grades into argillaceous chert. Contacts with basalts are sheared, graphitic, gougy, and brecciated. The unit was used as a basal marker for drilling.
  Chert and argillaceous chert are characterized by alternating bands of soft (H = 3-4), pale greenish mudstone and hard (H > 6) cream white chert. This cherty nature may be, in part, secondary as contacts with adjacent basalts, mudstone and argillite are often gradational.
  Mudstone pale green, soft and finely laminated, occurs at the base of mineralized basalts in the 88 Hill area, and has been correlated with adjacent cherts.
  Ultramafics occur at the west end of the property near the basalt-argillite contact and range in colour from dark green to black and texture from strongly schistose to massive. These sills or flows are altered to chlorite + talc +/- pyrrhotite, with local fuchsite in listwaenite. In one location, a 1-metre section of massive sulphide (pyrrhotite + minor chalcopyrite) is hosted in deformed chlorite-talc-serpentine schist.
  Mafic volcanics dominate the property area occurring as light to medium dark green massive to pillowed flows, altered to chlorite-actinolite-epidote-leucoxene-carbonate-sericite. A magnetic jasperoidal pillowed sub-type has been recognized. Pillowed flows are generally poorly developed or poorly recognized, and appear not to be laterally extensive. Mafic flows are the dominant host of gold mineralization at Taurus and are underlain and intercalated with sedimentary rocks.
  Mafic tuffs are noted at several locations throughout the property, but do not appear to form correlatable units. The tuffs are fine-grained and laminated to coarse lapilli.
  Mafic and Lamprophyre Dykes cut all other units on the Taurus property. Mafic dykes are aphanitic, dark green to black while lamprophyre dykes host biotite and occasional pink potassium feldspar phenocrysts. Both range from centimetres to 10 metres in thickness. Lamprophyre dykes have strongly magnetic contact aureoles up to 1 metre into the host rock.

              Volcanic and sedimentary sequences on the Taurus property are relatively flat lying and face up. Within the basalt package, a steeply dipping north to northwest trending foliation appears to predate all other structures and may be related to allochthon emplacement. Flat, sheared contacts may represent significant thrust faults, the most important being the lower contact of the dominantly basaltic sequence. A series of shallow east-dipping faults are possibly rooted in this basal thrust. This tectonic event likely resulted in ground preparation that allowed mineralizing fluids to circulate through the host rock.

              Several sets of pre-mineralization structures have been identified. A low angle thrust fault striking northwest with a 15o dip to the southwest separates basaltic host rocks from barren argillites. This structure is likely one of a series of thrust faults. Another mineralized fault set strikes to the north and dips 30-40o to the east, crosscutting the other sets and displays reverse sense of movement. One such fault may correlate with a north-trending reverse fault at the Cusac (Erickson) Mine, 8 kilometres to the south. Many quartz veins at the Taurus Mine are controlled by a series of faults

6573200N
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6570700N
6570700N
6568200N
6568200N
459300E
462800E
N
LEGEND
LITHOLOGIES
T1 BASALT
T1A PILLOW BASALT
T2 ALTERED BASALT
T3 PYRITIC MINERALIZED ZONE
T4 PYRITIC QUARTZ VEIN ZONE (>5 QV's)
T4A PYRITIC QUARTZ VEIN ZONE (<5 QV's)
T5 QUARTZ VEIN
T6 GRAPHITIC ARGILLITE
T7 ARGILLACEOUS CHERT
T7A CHERT
T8 MAFIC TUFF
T9 ULTRAMAFIC VOLCANIC
T10 MAFIC DYKE
T11 LAMPROPHYRE
T12 MASSIVE SULPHIDE
T13 MUDSTONE
MODIFIERS
ALT ALTERED
ANK ANKERITE
BLCH BLEACHED
BLDR BOULDER
BX BRECCIA
CB CARBONATE
CAL,CA CALCITE
C.G. COARSE GRAINED
CH CHERTY
CHL CHLORITE
CPY CHALCOPYRITE
EPD EPIDOTE
F.G. FINE GRAINED
FL FLOAT
FOL FOLIATED
FR FRACTURED
FZ FAULT ZONE
GOSS GOSSANOUS
GPH GRAPHITE
JAS JASPEROID
LAMP LAMPROPHYRE
LIM LIMONITE
LOCY LOCALLY
MAG MAGNETITE (magnetic)
MOD MODERATELY
MALT MODERATELY ALTERED
MANK MODERATELY ANKERITIC
M.G. MEDIUM GRAINED
MAS/MSV MASSIVE
PO PYRRHOTITE
PY PYRITE
Q.V. QUARTZ VEIN
SALT STRONGLY ALTERED
SANK STRONGLY ANKERITIC
SIL SILICEOUS
SILD SILICIFIED
TR TRACE
UALT UNALTERED
V.G. VISIBLE GOLD
V.F.G. VERY FINE GRAINED
WALT WEAKLY ALTERED
WANK WEAKLY ANKERITIC
WK WEAKLY
SYMBOLS
GEOLOGICAL CONTACT (observed, inferred)
OUTCROP
BEDDING (horizontal, inclined, overturned)
VEINING (attitude observed)
FOLIATION, SCHISTOSITY (vertical, inclined, unknown)
FAULT (observed, inferred)
THRUST FAULT (defined, approximate)
TRENCH
ROADS (highways, bush roads, trails)
SWAMP
BUILDINGS
0.005 GRAB SAMPLES g/t Au
UNDERGROUND WORKINGS
ELEVATION CONTOUR
462800E UTM GRID
TAURUS PROJECT PROPERTY BOUNDARY
TAURUS WEST
88 WEST
88 HILL
SABLE
0 1 Km
OREQUEST
INTERNATIONAL TAURUS INC.
CASSIAR, BRITISH COLUMBIA
JANUARY 2005
XY3
Credit: Modified from Broughton and Masson, 1996. Drawn by Wildrock Resources, February 2003.

Figure 5
TAURUS PROPERTY
PROPERTY GEOLOGY

striking 80-90o and dipping 50-60o to the south. Movement is interpreted to be both right lateral and reverse along these faults. Pyritic faults often occur adjacent to these larger quartz veins.

              Post-ore structures include at least three sets of steeply dipping faults. One set of narrow faults striking 290-300o has been mapped in the Taurus Mine with metre-scale sinistral displacements of mineralized veins. A prominent subvertical set, trending 310-330o, shows up as chlorite schist in basalt and laminated to schistose fabric in cherts. Another subvertical northeast trending set has been defined from magnetometer and IP data. One set of faults strikes 250o with shallow southerly dips.

              Hydrothermally altered basalt forms east-trending, steeply dipping, braided zones up to 60 metres thick, separated by blocks of unaltered basalt. Alteration consists of sericite after plagioclase, and epidote, sphene and chlorite after augite. As alteration intensity increases, plagioclase and augite are completely replaced and the groundmass alters to dolomite, leucoxene and traces of potassium feldspar.

DEPOSIT TYPES
              Both Taurus and the neighbouring Cusac (Erickson) Mines exploited well-defined mesothermal quartz-carbonate-gold veins, similar to other volcanic-hosted vein systems at Bralorne and in the Mother Lode district of California. These vein systems are characterized by white to clear bull quartz and lesser iron-magnesium carbonate, calcite and traces of sericite. Drilling in 1994 highlighted the potential for low-grade, bulk tonnage gold. Mineralization in this setting falls into two types: pyritic quartz veining and disseminated pyrite. The following section describes the various vein types and mineralization in more detail.

MINERALIZATION
              Two basic types of gold mineralization are predominantly hosted in altered basalt. Pyritic quartz veins are best developed at the Taurus Mine and 88 Hill Areas, in three main structural trends described in the Geology section of this report.

              At the Taurus Mine most of the ore came from five veins. Four of these veins had a nearly east west strike while Vein 5 had a strike of about 50 degrees. Veins 1 to 4 were present on the three main levels, namely 3600, 3500 and 3375, all referring to elevation above sea level. These veins were all offset by an orthogonal group of faults striking 1300 to 1500 degrees with a 10-15 metre left lateral offset. Grade and thickness of the veins tended to be better near the faults. The most laterally extensive vein was Vein 3. Vein one was cut by a lamprophyre dyke and all of the veins were found to terminate against the decline fault at depth. The decline fault, consisting of graphitic quartz up to two metres in thickness, was found to contain gold in places perhaps ground up portions of mineralized veins.

              The veins are supergene enriched near surface and sometimes depleted. Vein 4 when mined was found to contain almost no gold in its uppermost 5 metres but immediately below it was nearly twice the grade as found on lower levels. This was the reason that early production from primarily the 3600 level was significantly higher grade than that mined in lower levels. Other veins were found to have their best grade at surface so it would appear that local glaciation topography has impacted the depth where the enriched material is found. The truly anomalous vein to this was Vein 5 which was mined only on the 3375 level and never outcropped even on the 3500 level. It averaged roughly 0.5 ounces per ton over its mined thickness which was normally about a metre. At its western end the vein split into numerous veinlets and maintained grade over four metre widths. Unfortunately for the operation Vein 5 was only found on one level between two of the orthogonal faults.

              Pyritic quartz vein mineralization can be subdivided into two subtypes: large veins and broad zones of sheeted or swarmed veins. Veins are composed of white quartz with patches of clear quartz, clay and sericite flanked by narrow zones of sulphide mineralization, typically 10 centimetres wide, along the vein margins. These zones often extend into the wallrock overprinting the vein contacts. Sulphides consist of pyrite with minor tetrahedrite and arsenopyrite, and trace sphalerite, galena and chalcopyrite. Systematic chip sampling shows that fine gold is concentrated in these sulphide zones averaging 21 grams per tonnes over 10 centimetres compared with only 1.8 grams per tonne over 50 centimetres across the centre of the vein, along graphitic banding. Alteration halos typically average 2 grams per tonne over 40 centimetres (M. Gunning, 1988).

              In broad zones of pyritic quartz vein mineralization, pyrite typically makes up 5-10% of the rock, mainly as fine disseminations, fracture fillings, veinlets, halos and mud faults. Pyrite is associated with minor arsenopyrite along vein margins, chalcopyrite, green sericite, sphalerite and occasional visible gold. These broad zones have an east-west strike and steep southerly dip. Gold grains occur among quartz grains and in and adjacent to pyrite grains.

              The second type of mineralization, termed disseminated pyritic or pyrite – carbonate mineralization, is characterized by 10-40% fine-grained pyrite, commonly banded and lacking significant quartz veining. The banded appearance is actually a shear fabric with basalt altered to sericite/muscovite + dolomite +/- leucoxene +/- quartz. Unmineralized quartz + carbonate veinlets are common, as are irregular, hairline, locally graphitic fracturing.

              Distal to the gold-bearing mineralization, two vein structures with high silver:gold ratios have been explored. The Elan veins, northwest of the property, returned silver grades up to 5 ounces per ton but gold grades are typically less than 0.01 ounces per ton. These veins are not considered to be of economic significance.

              Seven areas of mineralization have been identified, each with a unique set of geological characteristics (Figure 3). Continuity appears to be good within each area but continuity between various zones is still a major issue to be resolved. Mineralization at the Taurus Mine is fairly well understood with large vein systems as described above. A zone of disseminated pyritic mineralization has been identified in the Decline Fault hangingwall. Controls for low-grade mineralization at Taurus Mine are not well understood.

              Mineralization at 88 Hill extends at least 1000 metres by 400 metres and includes surface and underground development work on the Sable and Plaza vein systems. Pyritic quartz vein mineralization occurs in swarms or sheets within pyritized and ankeritized basalt. Veins exposed in trenches and underground workings generally strike east-west with steep north and south dips, and occur as broad zones of small tensional veins and narrow zones around continuous veins. These mineralized zones are separated by unaltered, unmineralized basalt. Mineralized zones are broadly continuous but individual structures are not correlatable. The 88 Hill Zone is open to the east, toward the Taurus Mine, and to the north and south. To the north, the zone may continue into the

Highway Zone. Mineralization in the 88 West Zone does not appear to extend beyond the east-dipping Taurus West Fault.

The Highway Zone lies along the north side of the highway between Quartzrock Creek and the Taurus West Fault. Geologically the Highway Zone is very similar to the 88 Hill, with pyritic quartz vein mineralization in the east to broad quartz-rich zones in the west.

Taurus West hosts disseminated pyrite-type mineralization centered on section 1100W (Figure 11). Drilling has demonstrated that continuity within the zone is limited and does not extend to 1000W or 1200W. The potential to expand the zone appears to be limited.

Wings Canyon lies in Quartzrock Creek approximately one kilometre south of the Taurus Mine. Most of the zone lies immediately south the property, but given its proximity to the property, it is included in this discussion. The zone is characterized by a broad zone of low-grade mineralization related to extensive northeast striking and variably south-dipping white quartz veins. Despite weak gold grades encountered to this point, there is excellent exploration potential highlighted in both IP and soil geochemical data.

Cyprus characterized two types of targeted mineralization and for the most part this nomenclature has been retained in recent work. Disseminated pyrite mineralization is referred to as T3 while the mineralized quartz veins are called T4.

              Disseminated pyrite mineralization (Cyprus T3 and referred to as PAZ in 2003) consists of between 10% and 40% very fine grained pyrite within a carbonate matrix of ankerite or dolomite. Locally fine sericite, chlorite, quartz and K-feldspar may be found in association with the T3 mineralization (Wells, 2004). Quartz veining is absent although lensy carbonate veinlets can often be present, shear fabrics and banding can be locally present and dips for this banding has been inferred as steep.

              Cyprus reported that this style of mineralization (T3) was restricted to the Taurus West area (Broughton and Masson, 1996). Wells, however, reports that the recent core logging would tend to indicate that the T3 mineralization is more extensive than previously reported. Wells identified T3 mineralization at the 88 Hill and Highway zones in addition to Taurus West. This may be similar in nature to a pyrite zone found near the decline fault in the Taurus Mine in 1987 just prior to the mine closure. Within these areas, T3 mineralization consistently returned gold values of 1 to 8 grams and may be related to larger fault zones. In the drilling it appears that T3 mineralization may overprint T4 vein style mineralization.

              The designation of T4 was used to characterize mineralization of pyritic quartz veins. This is the dominant auriferous mineralization on the property and the principle source of ore during the time of operation of the Taurus Mine. The mineralization is contained within easterly trending carbonate alteration zones with quartz veins sometimes as vein swarms. The wallrock of these veins normally contained disseminated coarse grained pyrite. Wells reports that “the alteration zones can be linear to anastomosing, hundreds of metres in length, up to tens of metres in width and are separated by less altered to fresh metavolcanics.”

              “Quartz veins in these zones can be from millimeter to several metres in width and have variable orientations. The larger veins are generally concordant, steeply dipping to vertical (where examined) and exhibit a variety of textures from massive to crude banded. Deformation is indicated by fracture-cleavages, local brecciation and folding (88 Hill trenches). Vein quartz is generally milky to grey with little carbonate and local medium to coarse grained blebs of sphalerite, tetrahedrite plus or minus pyrite, chalcopyrite and arsenopyrite. Significant amounts of disseminated prismatic arsenopyrite were observed in the selvages and wallrocks to some narrow quartz veins. Some of these also featured wallrock apply green sericite, fine chalcopyrite and light coloured sphalerite.”

              “The quartz veins in these carbonate alteration zones have broad pyritic haloes. These may be tens of metres in width where they overlap and commonly feature between 2 and 15% (locally more) disseminated, fine to coarse grained euhedral pyrite. The coarser euhedral pyrite is often proximal to the vein and may form semi-massive selvedge aggregates or inclusions (in vein). Closer inspection often reveals some fine disseminated arsenopyrite in these areas. In areas distal to the veins the pyrite haloes grade outward into weakly pyritic carbonate rocks (Cyprus Unit T2) which were called CB during re-logging. The carbonate in the mineralized alteration zones displays a common zonation from distal calcite-ankerite through ankerite dominant to Fe dolomite-ankerite in proximal vein areas. Some fine disseminated pale to greenish sericite is evident in proximal areas to veins disseminated within the carbonate and locally concentrated in aggregates along vein selvedges. Petrographic examination of 1995 Cyprus thin sections confirmed many of these observations especially the dominance of ankeritic to dolomitic carbonates in proximal areas to veins with local fine disseminated sericite. Other interesting features include hairline fractures in euhedral pyrite and quartz pressure shadow fringes indicating pre-kinematic sulfides. Secondly veins with highly strained quartz and strongly embayed (resorbed) contacts again indicating pre-kinematic age.”

              Wells finally comments that “The quartz vein intervals with recorded visible gold in drill logs have often been removed (by Cyprus 1995) consequently it is not possible to comment on gold relationships in these areas. Visible gold was observed during surface examination of old trenches in the west 88 Hill area and in the Taurus tailings area. In both cases millimeter size grains and aggregates of gold occur within weathered quartz with sponge like appearance lining cavities (after pyrite?). Some fine gold was also observed along grain contacts or fractures within more solid quartz. The gold observed at the trench at 88 Hill was clearly associated with an 070oE striking deformed quartz vein with steep northerly dip and abundant euhedral pyrite in the wallrocks (above hole T95-62).”

              During the operation of the Taurus Mine the best visible occurrences were in the #5 vein but there were many instances where visible gold was found in narrow veinlets (<10 cm.). As the principal veins in the mine pinched and swelled along strike there were at least 2 cases where long exploration tunnels were driven underneath diamond drill hole intercepts with reported visible gold, only to find narrow mainly barren veinlets. The converse however, is also true though as the best visible gold ever found by the author was on the decline waste dump indicating that some “barren” veinlets did contain gold. This fact made exploration during the time of the mine operation difficult at Taurus because one never knew for sure if a barren vein in core was really barren or if a gold bearing drill intercept was truly a gold bearing vein. More holes were needed than could be afforded by the operation.

EXPLORATION
              For the purposes of this report, no attempt has been made to compile and analyze exploration activities prior to 1993 when the focus began to shift away from underground development and exploration of the Taurus, Sable, and Plaza workings to a broader target area. It is this shift that led to the discovery of extensive zones of low-grade gold mineralization.

              Induced Polarization Surveys
              In 1988, Sable Resources Ltd. conducted an Induced Polarization (IP) survey that outlined 33 anomalies on the “Main Grid” area in the 88 Hill area. Trenching and 5 diamond drillholes tested one anomaly discovering the 1988-1 and 1988-2 vein systems. In 1993, Sable extended IP coverage and did additional trenching. Late in 1993, trenching tested six of 42 geophysical (IP) targets, discovering three gold-bearing vein systems (1993-1 to 3), which were subsequently drill-tested. A later IP survey completed by Cyprus Canada covers the same area and is discussed in more detail below.

              The following year, another IP survey was completed over 26.68 kilometres of grid, along strike to the west of the Taurus mine workings and north of the 1993 survey. One anomaly, the B.M. Zone, is an 850-metre long IP anomaly, approximately 300 metres north of Taurus West. In 1994, a large amount of trenching was completed in the 88 Hill area expanding the coverage from 1993 to the north and south

              In March 1995, Cyprus Canada contracted Lloyd Geophysics Ltd. of Vancouver to conduct IP and ground magnetic surveys over the 1995 Taurus grid. Coverage was expanded in August 1995. The IP survey utilized a pole-dipole configuration with a dipole spacing of 50 metres and n=1 to n=6. Lines were spaced at 200 metres. A high chargeability graphitic argillite, chased from the south end of Wings Canyon along Troutline Creek may be the basal basalt-argillite contact (Figure 6).

              Strong chargeabilities (15-40 msec) combined with high resistivities (>200 ohm-m) are associated with disseminated pyrite mineralization in the Taurus West area and immediately southwest of the Taurus Mine area. Moderate chargeabilities (5-15 msec) are characteristic of the 88 Hill area, reflecting less and coarser grained pyrite. Low chargeabilities (<5 msec) reflect unaltered basalt. High chargeabilities (>20 msec) and low resistivities (<100 ohm-m) dominate to the south and west, reflecting the presence of shallow graphitic argillite which locally masks weaker responses from pyritic quartz vein mineralization. The east-trending Wings Canyon trend dominates the eastern side of the property, across from a sharp northeast feature at the north end of Wings Canyon.

              The survey appears to conform to industry standards for reliability of data. Geological interpretations from the data match the geology from diamond drilling quite well, indicating that chargeability and resistivity are useful parameters in the search for mineralization.

              Ground Magnetics
              The ground magnetics survey utilized 2 Omni Plus proton precession magnetometers, one to serve as a base station to measure and store daily fluctuations in the earth’s magnetic field. After each survey day, field data was corrected for diurnal variations using base station data. As with the IP survey, line spacing was 200 metres, station intervals were 12.5 metres. A strong northwest-

trending magnetic high runs through the Taurus area, associated with magnetic, jasperoidal basalt. Aside from these rocks, most basalt, chert and argillite all exhibit very weak magnetic susceptibilities (Broughton and Masson, 1995).

              Once again, the survey, data, and conclusions appear to be quite reasonable but of limited use for the Taurus Property.

              Soil Geochemistry
              During the summer of 1995, Cyprus Canada also conducted geological mapping and limited trenching on Taurus West, chip sampling in Wings Canyon and in trenches, and a soil geochemical survey. Soil samples were collected from the “B” horizon at 50 metre stations on lines spaced at 200 metres. Cyprus divided the results into background (<15 ppb Au), moderately anomalous (15-99 ppb), and strongly anomalous (>100 ppb). In general, soil geochemistry highlighted areas with significant mineralization. However, due to significant development in the Taurus, Sable and Plaza areas, contamination may be a problem. A significant anomaly is apparent on the Wings Canyon trend (Broughton and Masson, 1995).

              As described, the survey conforms to industry standards for soil geochemical surveys. The most significant contributor to uncertainty in the soil geochemical data is the extensive but variable depth of glacial till on the property. However, the distribution of gold and potential pathfinder elements such as arsenic and base metals may be useful in targeting new vein systems.

              Trenching
              Trenching was typically undertaken in conjunction with diamond drilling, to expose vein systems and mineralized zones at surface. These data figure prominently in several resource calculations. Despite that, information regarding geology, sample locations and methodology is lacking in the reports reviewed.

              The 1993 exploration program included trenching on 6 IP anomalies by first Sable Resources, then Hera Resources Inc. Spencer (1994) reports that two of the 1988 trenches were mapped and sampled and four high priority anomalies were tested by trenching in 1993. This work resulted in the discovery of 3 gold bearing vein structures, 1993-1, 1993-2, and 1993-3 or Sable vein. Sample results from these trenches are integral to his resource calculation and plotted on sections, but no sample and analysis methodologies are discussed.

              Trenching continued in the 1994 exploration program (Trenaman, 1995), but again, the trenching part of that program is not discussed. A total of 46 trenches were dug, sampled and backfilled. Trench results are relied on heavily in the resource calculation by Beaton (1994). Spencer and Bridge (1995) describe the trench geology of the 88-1 zone in general terms as indicating that “the intensity and width of the pyritic alteration increased to the west...”.

              Limited trenching in 1995 was carried out on the Taurus West zone, uncovering disseminated pyrite mineralization with an east-west strike and steep dip. Although the chip sampling in the trenches is mentioned, no results are reported (Broughton and Masson, 1995).

N
TAURUS WEST
88 WEST
88 HILL
PLAZA
RICH VEINS
BASELINE
6570700N
6568200N
459000E
Placer Workings
0
1 Km

OREQUEST

INTERNATIONAL TAURUS INC.

Figure 6
TAURUS PROPERTY

IP CHARGEABILITY CONTOURS
(1msec)

CASSIAR, BRITISH COLUMBIA,

JANUARY 2005 XY3

Credit: Modified from Broughton and Masson, 1996. Drawn by Wildrock Resources, February 2003.

              Trenaman (1997) mentions “a minor amount of trenching” in conjunction with reverse circulation and diamond drilling conducted from August 5, 1996 to September 27, 1996. Presumably, this trenching was done in the 88 Hill area.

              In 1999, Cusac Gold Mines trenched and sampled the 93-2 vein near the Sable portal (Glover, 1999). Here, a Cat 235 excavator and Wajax fire pump were used to clean the bedrock surface. A total of 210 metres of trench exposed two quite continuous east-west structures over 70 metres and 30 metres, respectively, and 3 crosscutting north-south trenches exposed several thin, less continuous structures. Mapped quartz veins are steeply south dipping and are slightly offset by steep, north-south normal faults. Veins have developed in dilational and shear structures that are quite continuous before horsetailing at either end. Veins were chip sampled at one and two metre intervals. Samples were analyzed by Acme Analytical Labs using a total metallics fire-assay. Results show a strong nugget effect; uncut weighted average grade for the veins is 4.9 grams per tonne. Wall rock mineralization appears to be lacking in this area.

DRILLING
              There have been numerous drilling programs on the property since gold was first discovered on the property. For the sake of simplicity the drilling on the unmined areas after the mine suspended operations are summarized in table 2 below. The location of most of the drill holes are shown on Figure 7. All drill intercepts in this section are over drill lengths, true widths were not reported by the companies who completed the drilling.

              Table 2: Post 1988 Drill Hole Summary
Company	Year	# of holes	type	length (m)
Hera	93	26	ddh	1,554
Int. Taurus	94	88	ddh	7,517
Cyprus	95	78	ddh	12,670
Int. Taurus	96	36	RC	3,869
Int. Taurus	96	5	ddh	582
Int. Taurus	97	6	ddh	790
Navasota	2003	13	ddh	1,974
Total				28,956

              1988-1994
              Five diamond drillholes were completed in 1988 in the 88 Hill area discovering the 1988-1 and 1988-2 vein systems. Hole 88-5 intersected 5.99 grams per tonne over 12.34 metres. Subsequently, a small open pit extracted 2,600 tonnes grading 2.06 grams per tonne from the 1988-2 vein. No additional information on the 1988 drill program was provided to the authors.

              In 1993, Hera Resources Inc. completed 26 holes totaling 1554 metres (5099 feet), as 10-25 metre spaced definition holes, near the Sable workings, on the east side of 88 Hill. Drilling followed up on 3 gold-bearing vein systems, 1993-1 to 3, uncovered in the 1993 trenching program. Details on the drilling and sampling procedure, including drill logs and assay certificates were not provided, but some and perhaps all the NQ core from the program is stacked on site.

N
ELAN VEIN
SECTION 1100W
SECTION 600W
TAURUS WEST
CASSIAR HWY
TROUTLINE
HIGHWAY ZONE
88 WEST
88 HILL
PLAZA
SABLE
OLD MILL SITE
3600 LEVEL WORKINGS
RICH VEINS
SNOWY CREEK
Placer Workings
WINGS CANYON
6570700N
6568200N
BASELINE
462800E
459300E
0
500 Metres

OREQUEST

INTERNATIONAL TAURUS INC.

Figure 7
TAURUS PROPERTY

DRILL HOLE LOCATION MAP

CASSIAR, BRITISH COLUMBIA,

JANUARY 2005 XY3

Credit: Modified from Broughton and Masson, 1996. Drawn by Wildrock Resources, February 2003.

              The 1994 drill program, completed by International Taurus, totaled 7517.5 metres in 88 holes, predominantly on north side of the highway, west along strike from the Taurus workings, dubbed the Taurus West zone. Drilling, mainly NQ size, encountered a mineralized zone locally over 200 feet in width, consisting of a quartz stockwork system in a broad zone of pyritic altered basalt. For example, 94-56 intersected 1.6 grams per tonne over 44.5 metres core length. The B.M. Zone, consisting of mineralization controlled by east-trending fractures, dipping to the north at 45o, was also intersected in several holes.

              1995 – Cyprus Canada Program
              Cyprus Canada Inc. conducted an extensive diamond drilling program of 12,670.7 metres in 78 holes concentrated in the Taurus West, 88 Hill, and Taurus Mine areas. The drilling contractor was DJ Drilling Ltd. of Surrey, B.C. Both Longyear 38 and Boyles 56 diamond drills were used. In September, a reverse circulation drill program totaling 826 metres in five holes twinned with existing diamond drillholes, was completed to test the viability of RC techniques on the property. Midnight Sun Drilling Co. of Whitehorse, Yukon, completed the test program with a truck-mounted Schramm T66H drill with face sampling bits.

              In March 1995, Cyprus Canada drilled 7 NQ holes totaling 1357.2 metres in the southwest portion of the Taurus West zone (T95-1 to 3) and western edge of the 88 Hill area (T95-4 to 7).

              Later in May and June, 1995, Cyprus Canada drilled seven more NQ holes totaling 1209.4 metres to test chargeability anomalies to the south (T95-10, 11), southwest (T95-12), and west (T95-8, 9) and northwest (T95-14). One hole, T95-13, tested the south flank of Taurus West.

              Between July and October, 1995, Cyprus Canada drilled 64 NQ and HQ holes totaling 10,104.1 metres in 88 Hill, Taurus Mine, and Taurus West areas. T95-15 to 17 were drilled to the south and southwest, outside the current property boundaries.

              A total of 13 diamond drillholes were completed in the Taurus Mine area. Pyritic quartz vein mineralization was reported in hole T95-19 which intersected 32 metres of 1.56 grams per tonne gold (g/t Au) immediately below the Decline Fault, and T95-36 which returned 1.29 g/t Au over 39.2 metres above the Decline Fault, 200 metres east of T95-19. One hundred metres further east and on strike from T95-36, T95-39 intersected 1.23 g/t Au over 10 metres. Drilling confirmed that the best potential is in the 200 metres above the Decline Fault.

              The 88 Hill area has been explored since 1988, including surface and underground work on the Sable and Plaza vein systems on the east and northeast flank. A total of 34 diamond drillholes were drilled into the 88 Hill area during the 1995 program. The area is bound by the Decline Fault to the east and Taurus West Fault to the west and hosts pyritic quartz vein mineralization in non-magnetic basalt above chert and argillite footwall. Section 600W (Figure 9) shows broad zones of pyritic, sheeted quartz vein mineralization above a weakly altered chert and basalt footwall. Composite results include 0.97 g/t Au over 14m in T95-56, 1.16 g/t Au over 130m in T95-51, 1.59 g/t Au over 55m in T95-46, and 0.94 g/t over 130m in T95-48. Mineralization is weak on section 700W, but 1.65 g/t Au over 46m was intersected in T95-62, on section 800W and 1.07 g/t Au over 55.3m in T95-66B, on section 1000W. The east-dipping Taurus West Fault underlies mineralization on sections 1100W to 1300W, with quartz veining becoming much more abundant at the base. The 88 Hill zone is open to the south and to the north appears continuous with the Highway Zone.

              The Highway Zone, discovered in 1994 and explored with trenching and shallow drilling by International Taurus, is a northeast-trending zone ranging from narrow pyritic quartz vein zones in the east to broad, locally quartz-rich zones to the west. The Highway Zone appears to be continuous with the 88 Hill zone. Three holes (T95-54, 67, and 69) tested north of 88 Hill and four (T95-3, 18, 21, and 23) tested the west end, between 88 Hill and Taurus West. The best results include 2.01 g/t Au over 10m in T95-67 and 1.57 g/t Au over 24m in T95-18. T95-3 is plotted on section 1100W (Figure 11).

              A total of 14 diamond drillholes were completed in the Taurus West Zone, to follow up encouraging results from the 1994 drill program. Four holes drilled on section 1100W intersected long intervals of disseminated pyrite mineralization that included 2.47 g/t Au over 86m in T95-29. T95-70 was collared five metres west of T95-29 and drilled 5o shallower at –45o. Unfortunately, continuity of grade between the two holes is weak, as T95-70 returned 0.53 g/t Au over 76m. T95-44, drilled to the south under a trench, intersected a number of zones averaging 0.88 g/t Au over 85.9m. Stepping out 100 metres to the east and the west resulted in only thin, low-grade mineralization. In addition to poor grade continuity, the disseminated pyrite mineralization did not perform well in preliminary metallurgical testing.

              Five reverse circulation (RC) holes twinned five diamond drillholes: T95-18 and 21 in the Highway Zone, T95-32 and 35 in Taurus West, and T95-48 in 88 Hill. T95-21R averaged 56% recovery until a rotary wet splitter was installed, increasing recovery to 82%. A 12.5% sample split was sent for analysis. Samples from the three holes in pyritic quartz vein mineralization assayed an average 23.8% higher in the RC samples than in core samples. In disseminated pyrite mineralization (Taurus West), RC samples assayed lower than core samples. Broughton and Masson (1996) concluded that these variances were the result of statistical variation, systematic overestimation of grade due to contamination in RC samples, and/or a more representative sample from RC due to the greater sample size. From their study, no firm conclusion can be made.

              1996 & 1997
              After the exit of Cyprus Canada from the project in early 1996, International Taurus drilled 36 RC holes totaling 3869 metres, in the 88 Hill area, drilling on 50-metre centres, and 5 NQ holes, totaling 582 metres extending the zone 300 metres to the west. According to R.T. Trenaman, P.Eng. (1997), drilling utilized a 5.25 inch outside diameter bit with water injection. Samples were collected at 1.5 metre (5 foot) intervals and split using a riffle splitter to obtain two 20-pound (approx) samples. Both halves were assayed and the two results averaged. Assays were cut to 10 grams per tonne. Trenaman believed that these RC results were more reliable than diamond drill samples due to poor recoveries by the latter in critical sections.

              The zone defined in the 88 Hill area is approximately 500 metres by 150 metres. Mineralization consists of a steeply dipping quartz vein system cut off between 50 and 125 metres depth by a south-dipping thrust fault. Diamond drilling pulled this mineralization an additional 300 metres to the west where it merges with a second zone localized along an east-dipping thrust fault, presumably the Taurus West Fault. Trenaman suggests that a thick zone of mineralization occurs where the two thrust faults intersect. The author was unable to check drill logs or assay certificates to verify the geology but is comfortable with the results of this program because of the overlap with the well-documented 1995 program.

              In 1997, International Taurus drilled a further 6 holes totaling 790 metres. No information concerning this program was made available for this report.

              Recent
              In late 2003, Navasota Resources Limited conducted a two phase program consisting firstly of general geological compilation with some geochemistry as well as limited remapping and relogging of specific core. Phase II consisted of a drill hole program consisted of 13 NQ holes totaling 1974 metres in length. The holes were located as shown in Figure 7. In a press release dated January 8, 2004, Navasota Resources Ltd. reported that it had decided “not to maintain its option of the Cassi-Ore project, Taurus Gold Property, in the Cassiar Gold camp in northern British Columbia. Management’s decision weighed the substantial costs of maintaining the option and conducting sufficient additional exploration to increase the mineral inventory to a size and grade sufficient to justify mining operations against other opportunities.”

              The holes were designed to test the zones identified in post 1994 work. All of the holes with the exception of COR 03-11 were drilled at azimuths of either 322 or 142 (southeast or northwest). A summary of grades encountered in 2003 drill holes is tabulated below.

              Table 3 : 2003 Drill Results
Hole #	Azimuth	Dip	From (m)	To (m)	Interval Length (m)	Au (g/t)	Metallic assay	Area
COR-03-01	142	-45	20.13	208.79	188.66	0.71		Taurus West
			35.88	40.24	4.36	1.09
			52.55	59.00	6.45	0.85
			67.22	81.58	14.36	1.66
			86.87	94.13	7.26	0.97
			97.76	102.31	4.55	0.78
			119.70	133.98	14.28	1.07
			134.63	171.65	37.02	1.39
			188.63	198.50	9.87	0.95
COR-03-02	142	-45	45.83	49.97	4.14	1.46		Highway Zone Area
			45.83	54.85	9.02	1.02
			98.13	101.40	3.27	0.66
			114.73	118.00	3.27	1.14
			152.60	153.85	1.25	1.20
			163.85	164.76	0.91	3.61
COR-03-03	142	-45	14.60	17.43	2.83	0.98
			68.00	69.00	1.00	1.29
			120.50	121.50	53.50	0.44
			153.74	154.95	34.45	0.73
			188.00	190.00	36.26	1.29
			203.45	205.15	1.70	0.98
			217.80	221.21	3.41	1.27
COR-03-04	142	-45	No Values> 0.5
COR-03-05	322	-45	20.85	23.20	2.35	1.07		Highway Zone
			30.90	35.05	4.15	0.65
			38.71	53.65	14.94	0.75
			56.08	58.95	2.87	1.03
COR-03-06	142	-45	4.40	6.90	2.50	1.07		88 Hill Zone
			11.60	13.60	2.00	2.12
			15.52	20.42	4.90	0.63

			23.00	27.80	4.80	0.80
			54.60	71.19	16.59	0.72
			84.43	90.00	5.57	0.87
			101.00	106.18	5.18	2.80	4.74
			101.00	109.00	8.00	1.97	3.23
			116.66	117.96	1.30	0.73
COR-03-07	142	-45	12.15	12.90	0.75	1.06		South From Highway Zone
			22.10	22.86	0.76	2.15
			34.95	36.85	1.90	3.56
			44.20	45.95	1.75	1.23
			54.86	57.61	2.75	2.07
			67.97	71.02	3.05	0.49
			73.60	75.30	1.70	0.55
			106.60	108.60	2.00	1.12
			113.55	115.20	1.65	1.34
			124.30	126.70	2.40	2.82
			157.15	159.20	2.05	1.44
COR-03-08	322	-45	2.13	31.52	29.39	0.90		88 Hill Zone
			2.13	10.28	8.15	0.87
			13.00	31.52	18.52	1.03
			41.18	49.14	7.96	0.61
			54.36	56.66	2.30	0.76
COR-03-09	142	-45	4.26	10.60	6.34	0.56		88 Hill Zone
			26.44	34.13	7.69	1.35	1.5
			26.44	30.65	4.21	2.11
			48.98	49.70	0.72	2.13
			59.54	63.09	3.55	1.19
			94.95	96.70	1.75	1.75
			103.25	109.10	5.85	1.12
			103.25	105.10	1.85	2.55
COR-03-10	142	-45	64.90	76.50	11.60	0.67		Highway zone, south to Plaza Zone
			81.50	84.73	3.23	0.84
			132.05	134.50	2.45	3.58
			159.50	163.37	3.87	1.44
COR-03-11	10	-45	28.70	29.55	0.85	0.73		Sable Zone
			43.40	50.30	6.90	1.93
			63.15	64.40	1.25	0.88

			72.10	74.00	1.90	0.68
			75.95	90.75	14.80	1.71
			75.95	86.87	10.92	1.97
COR-03-12	142	-45	9.00	14.10	5.10	1.24		Plaza Zone, workings area
			7.93	17.68	9.75	0.89
			21.95	35.66	13.71	0.64
			42.50	45.30	2.80	2.38
			62.10	63.50	1.40	2.18
COR-03-13	322	45	2.74	22.45	19.71	2.02		Plaza Zone, north of workings
			2.74	17.60	14.86	2.44
			39.05	45.70	6.65	0.39
			52.00	54.00	2.00	1.18
			59.40	67.15	7.75	1.52	1.71
			59.40	76.30	16.90	1.18	1.2
			82.15	83.30	1.15	1.58

               In the 13 holes only three samples returned values greater than 4 g/t Au. They include 104.14 - 106.18 metres in COR-03-6 which ran 5.82 g/t Au over the 2.04 metres, 35.4 - 36.1 metres down COR-03-7 which ran 8.78 g/t Au over the 0.7 metres, and from 14.4 to 16 meters down COR-03-13 which ran 11.5 g/t Au over the 1.6 meters.

              Within the zones of interest most of the assays are between 0.5 and 2.0 g/t Au. The previous table highlights some thick intersections with grades between 1 and 2 g/t Au. Most of the intercepts greater than 2 g/t Au are less than three metres in length and the biggest exception to this is from 2.74 to 17.6 metres in COR-03-13 which averaged 2.44 g/t Au, almost 50% of the gold in this length is from one interval grading 11.5 g/t, of the 7 other intervals sampled three were less than 1 g/t, 2 were between 1 and 2 g/t and two were between 2 and 3 g/t.

              The 2003 drilling was oriented along different sections than previous drillin but some of the holes can be projected to sections 1100W (figure 8) and 600W (figure 9).

              In general terms, these results confirm the results reported in previous programs on the Taurus property. The zones intersected in the 2003 program do not seem to match up identically with those from previous work and therefore more work is needed to understand the nature of the zones on the property. The difficulty of the nuggety nature of the T4 mineralization may be the cause of this and some small test pits and or underground sampling may be needed to understand the geology better. The T3 mineralization seems to be more predictable but rarely contains more than 2 grams per tonne (of 69 intervals sampled in COR-03-01, 62 were >0.5 g/t Au and only 11 were >2 g/t Au with 3.24 g/t Au being the highest).

              SAMPLING METHOD, APPROACH AND SECURITY
              During operation of the Taurus mine all development headings were sampled at five foot intervals across the mineralized width to a minimum three foot interval. The results were plotted and averaged (weighted) to produce expected grades for individual mining stopes. It was found that high grade samples had to be cut to balance expected grade with that mined from the various blocks. For the Taurus Mine any sample assaying greater than 0.8 oz/t was cut to 0.8 oz/t for the purposes of reserve estimation. During mining the stopes were sampled each lift of 6 or 8 feet vertically, across the full mining width at 10 foot intervals to monitor the grade. These samples were also cut with the same criteria as development samples and weight averaged to produce as mined grades. Samples were taken from the ore cars from each stope and also averaged. On a monthly basis these values were compared in tonnage and grade with the mill production.

              Exploration drifts and crosscuts were driven to intersect any interesting drill intersections. Diamond drill holes were logged and split on site with analysis done in the on site assay lab. Examples of these headings are the east drifts on the 3500 and 3600 levels as well as the north drift at the Plaza workings.

              Broughton and Masson (1996), describe the sampling methodology for the 1995 Cyprus Canada exploration program in some detail. Information concerning sampling method and approach for programs conducted prior to and after 1995 was unavailable to the authors.

              Soil samples were collected by Cyprus Canada in the summer of 1995. A grid was cut on a 200-metre spacing, with stations every 50 metres for control. The grid was surveyed for even tighter control. The grid ran from 4E to 34W between 1500S to 1500N and 6E to 24E from 1000S to 500N or 1000N (Figure 6). Samples were collected from the B-horizon. More details regarding the sample collection and analysis procedures were unavailable to the authors.

300N
400N
500N
600N
700N
800N
900N
N
T95-4
CUSAC PROPERTY
T95-3
COR 03-1
T95-57
T95-13
T95-32
T95-70
T95-27
T95-44
T95-35
T95-29
1100W
COR 03-2
TAURUS PROPERTY
PLAN VIEW
03-2
03-1
BASALT
1100m El
1.32/3.6
1.63/22.0
BASALT
1.02/9.02
0.65/6.0
0.86/6.0
0.71/188
1.65/14.0
1.99/20.0
2.15/17.5
0.72/8.0
JAS. BASALT
0.99/6.0
2.08/4.9
JAS. BASALT
0.66/3.27
1.14/3.7
0.83/6.0
0.76/6.0
1.30/64.0
2.67/60.0
174.40 m.
T95-70
9.23/4.26
4.78/3.5
1.2/1.25
0.79/14.0
1.43/10.0
1000m El
3.61/0.93
0.82/4.1
1.42/5.8
T4
1.05/30.0
1.04/10.0
184.80m
T95-27
1.43/14.0
2.58/20.0
T3
208.8m
03-1
1.28/14.0
0.71/7.16
206.4m
03-2
193.10m
T95-32
253.30m
T95-44
213.06 m.
T95-29
1.56/6.0
1.97/16.92
T4
1.56/3.2
T3
206.04m
T95-3
245.50m
T95-35
329.30 m.
T95-13
800m El
0
100 Metres
LEGEND
ASSAY = g/t Au/m
Credit: Sketchley, 1986. Drawn by Wildrock Resources, February 2003.

INTERNATIONAL TAURUS INC.

Figure 8
TAURUS PROPERTY
SECTION 1100W
TAURUS WEST & HIGHWAY ZONE
LOOKING WEST

CASSIAR, BRITISH COLUMBIA,

JANUARY 2005 XY3

200N
300N
400N
500N
600N
700N
800N
N
COR 03-7
COR 03-5
T95-46
T95-71
T95-48
T95-49
T95-54
COR 03-10
T95-69
600W
94-41
COR 03-13
COR 03-12
PLAN VIEW
4.16/13.75
1.29/24.95
0.66/8.0
1.93/8.0
3.14/8.0
2.56/20.0
1.06/18.0
1.86/8.0
0.96/4.0
0.82/14.0
1.14/14.0
4.05/10.0
1.24/5.10
2.02/19.71
2.15/0.75
1.07/2.35
0.65/4.15
3.56/1.9
0.75/14.94
1.03/2.87
2.02/0.75
0.61/10.0
74.68m
03-5
0.64/13.71
0.39/6.65
BASALT
0.83/8.0
2.38/2.89
75.90m
94-41
0.67/11.6
0.84/3.23
2.18/1.4
1.76/6.0
1.18/2.80
1.52/7.75
1.12/4.0
0.69/8.0
1.18/16.90
0.51/6.0
0.70/8.0
108.81m
03-12
108.81m
03-13
3.58/2.45
1000m El
1100m El
146.60m
T95-49
178.31m
03-7
170.50m
T95-48
CHERT
CHERT
1.44/3.87
190.80m
T95-51
185.80m
T95-46
188.06m
T95-71
204.22m
03-10
140.00m
T95-54
0
100 Metres
LEGEND
ASSAY = g/t Au/m
OREQUEST
INTERNATIONAL TAURUS INC.
Figure 9
TAURUS PROPERTY
SECTION 600W
TAURUS WEST & HIGHWAY ZONE
LOOKING WEST
CASSIAR, BRITISH COLUMBIA
JANUARY 2005
XY3
Credit: Sketchley, 1986. Drawn by Wildrock Resources, February 2003.

              Diamond drilling in 1995 was performed by DJ Drilling Ltd. of Surrey, B.C. All core from the Cyprus Canada diamond drill program was sampled initially (T95-1 to 7) using geological control, with sample lengths typically around one metre. Drilling utilized a conventional NQ core barrel. The second set of holes (T95-8 to 14) employed a standard two-metre sample interval, except where visible gold was noted. In that case, a shorter interval was marked and whole core was collected. To improve recovery to greater than 95%, a triple tube set-up was utilized. The remaining holes, T95-15 to 78, were drilled with Longyear 38 and Boyles 56 rigs, using both NQ and HQ triple tube equipment.

              Also in 1995, five reverse circulation (RC) holes twinned five diamond drillholes in three distinct zones. T95-21R averaged 56% recovery until a rotary wet splitter was installed, increasing recovery to 82%. A 12.5% sample split was sent for analysis. Samples from the three holes in pyritic quartz vein mineralization assayed an average 23.8% higher in the RC samples than in core samples. In disseminated pyrite mineralization (Taurus West), RC samples assayed lower than core samples. Broughton and Masson (1996) concluded that these variances were the result of statistical variation, systematic overestimation of grade due to contamination in RC samples, and/or a more representative sample from RC due to the greater sample size. From their study, no firm conclusion can be made.

              In 1996, RC drilling utilized a 5.25 inch outside diameter bit with water injection. Samples were collected at 1.5 metre (5 foot) intervals and split using a riffle splitter to obtain two 20-pound (approx) samples. Both halves were assayed and the two results averaged. Assays were cut to 10 grams per tonne. Trenaman (1997) believed that these RC results were more reliable than diamond drill samples due to poor recoveries by the latter in critical sections. Core holes were sampled using the same two metre sample interval criteria established by Cyprus in 1995.

              No list of samples or sample composites is provided in this report as there are 13,420 assays in the database (Cusac Gold Mines, 1999).

SAMPLE PREPARATION AND ANALYSIS
              During the time of operation of the Taurus mine all samples were analyzed on site for gold by fire assay with gravimetric finish. Quality control was maintained by back calculation of production.

              Core samples from the 1995 Cyrus Canada program were split with a conventional core splitter, bagged and sent to Chemex Laboratories in Vancouver. Half of the core was left in the core boxes as a permanent record. Checks samples were analyzed at Acme Labs, also in Vancouver. In the lab, the entire sample was pulverized to greater than 90% passing through –60 mesh, followed by splitting, final pulverization, and fire assay with an atomic absorption finish of a 200 gram subsample. Two standard samples were created by Chemex in Reno, Nevada, from the reject portion of samples from the first stage dill program (T95-1 to 7), one grading 0.45 grams per tonne and the second at 1.40 grams per tonne. Standards were included with every sample batch. Check assays were conducted on 10% of the samples at Chemex, and every 20th sample was checked at Acme. Specific gravity tests were also conducted by Chemex using a standard immersion weighing technique on split 10 centimetre pieces of core collected every 5 to 10 metres.

              Core sampling was thorough and appears to have been done to industry standards. Chain of custody and security issues are not addressed in the Cyprus reports but given the nature of the program and volume of samples, no concerns have been raised. Sample preparation and analytical procedures also conform to industry standards. No information about the sampling protocols of other drill programs was provided to the author.

              In the recently completed Navasota program, core was split on site by a mechanical splitter. Bagged and tagged samples were then transported by the project geologists to Eco-Tech Laboratories sample preparation facility in Stewart, B.C. The samples were crushed, split, and pulverized to produce 200 gram pulps which were shipped to Kamloops for analysis. Each pulp had 30 grams removed for digestion and ICP analysis of gold and 29 other elements. Any sample with gold greater than 1 gram per tonne was repeated using 30 gram fire assay.

              Eco-Tech ran duplicate samples every 10 to 15 samples as an in house quality control check. In addition Navasota inserted blanks and a standard purchased from West Coast Minerals in Burnaby. Metallic assays were run on 19 samples with results between 0.5 and 11 g/t Au.

              Navasota concluded that none of the blanks returned elevated gold values and hence cross sample contamination in the lab is not expected. Duplicate Navasota gold samples were mainly within 20% of each other. Of the six samples outside the 20% correlation, five were greater than 0.6 g/t Au.

              Of the 19 metallic assays run, eight returned higher values with the largest discrepancy being a 5.82 g/t Au fire assay on a 30 gram subsample that came back as 10.76 g/t Au after metallic assays. The quality control procedures used by Navasota indicate that variable results are due to the presence of relatively coarse gold particles.

DATA VERIFICATION
              The 2003 geology and drill programs were basically designed as due diligence programs to verify previously existing data. These programs have succeeded in obtaining similar gold grades along comparable lengths from similar mineralized areas of the property. Individual intercepts are different and can be explained by the nugget effect present in the T4 vein mineralization. It appears that the reproduction of individual sample results will be difficult given the large number of nuggety quartz veins located on the property.

              The authors have not verified the 2003 results themselves and have relied on the truth and accuracy of results as presented by Wells in his reports.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
              The most recent resource estimation for the Taurus property was completed by Cusac Gold Mines Ltd. In 1999. This estimation was made based to a large extent on work previously completed by Cyprus Canada. Cusac updated the database and changed some of the assumptions made by Cyprus before running the gemcom model. The results of the original Cyprus estimation are discussed in the History section of this report.

              Cusac defined six distinct zones using factors including geography, geology, data density, and apparent amenability to open pit mining methods. These include the 88 Hill, 88 West, Plaza,

Sable, Highway Zone, and Taurus West. The database included 130 drillholes, totaling 18,638 metres. Gemcom Software was used to calculate a total mineral inventory utilizing a specific gravity of 2.7. Samples assaying greater than 10 g/t Au were cut to 10 g/t Au. The estimation was made by a person not qualified as a QP under NI 43-101 regulations. Details on the modeling and estimation procedures were not made available to the authors other than those contained in a few internal memos. The result of the Cusac estimation is summarized as follows in Table 4.

              It is important to note however that Cusac does own properties surrounding the current Taurus property as well as the fractions within the property which formed a part of the joint venture during both Cyprus and Cusac exploration programs. Therefore it is possible that part of the resource stated below is not on the Taurus claims, in particular portions of the 88 West and Highway zones.

              Table 4: Cusac Resource Estimate 1999
Zone	1.0 g/t cutoff grade		1.2 g/t cutoff grade
	tonnes	grade g/tonne Au	Tonnes	grade g/tonne Au
88 Hill	11,361,095	1.08	8,553,087	1.28
88 West	7,676,983	1.06	N/A
Highway	4,401,788	1.03	N/A
•	This table reproduces published Cusac figures; however the gold content is not consistent between the two estimations given the cut-off grades stated by Cusac.

              Cusac chose not to include the Taurus West zone in their estimation presumably due to its poor metallurgy. The other three zones namely Plaza, Sable and Taurus Mine areas were not estimated at this time. These estimates were lower in tonnage than previously reported by Cyprus apparently because of reduced area of influence of drill holes.

              These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

              Cusac estimated that about 17,000 metres of drilling were required in the three main zones to bring the average spacing to 50 metres.

MINERAL PROCESSING AND METALLURGICAL TESTING
              The Taurus concentrator was constructed in 1981 and commissioned in 1982, it ran until accessible ore reserves in the Taurus mine area were exhausted in 1988. The concentrator consisted of two stage closed circuit crushing with closed circuit single stage grinding. Ball mill discharge passed over a mineral jig to produce a gravity concentrate upgraded using a small shaking table. A single bank of flotation cells was used to produce a bulk flotation concentrate. Table 5 summarizes production data from 1986.

              Table 5: Taurus mill production data, 1986
Production	Tons	grade oz/ton	ounces Au	Distribution
Mill feed	37,145	0.122	4,538	100.0%
Jig con			1,770	39.0%
flotation con	1,002	2.330	2,334	51.4%
cyanide dore			1,746	38.5%
cyanide tails	1,002	0.587	588	13.0%
flotation tails	36,143	0.012	434	9.6%
•	In 1986 Taurus custom milled Cusac ore after the Erickson mill caught fire.

              It can be seen from the table above that gravity and flotation combined to recover 90% of the gold from the mill feed. For the first few years of operation, flotation concentrate was shipped to Montana for refining but trucking and smelter fees resulted in cash recovery from 3 oz/ton concentrates of less than 60%. In late 1984, gold dropped to about $300US and Taurus halted production in early 1985. During this shutdown a cyanide circuit was constructed to leach flotation concentrate and the mine and mill restarted in the spring of 1985 when the gold price strengthened.

              The cyanide recovery was 75% from concentrates grading less than 2.5 oz/ton Au. This was a substantial improvement from the less than 60% obtained by shipping float conc. Cyanide destruction was performed on filtered tailings using sodium metabisulfite with final disposal in the first tailings pond. The addition of the cyanide circuit enabled the mill to be optimized for throughput and flotation rather than concentrate grade resulting in increased throughput with lower grade flotation concentrate produced. Throughput reached maximums of nearly 170 tons per day on Taurus ore. The Cusac ore required different grinding parameters and was run at only 135 tons per day in the mill.

              The above mentioned operating statistics represent the best metallurgical data for Taurus T4 material.

              The first metallurgical information on T3 material is from 1987 when a sample of the “pyrite zone” found on the 3275 level was tested by Westcoast Mineral Testing. The flotation test resulted in 94% recovery of gold in 30 weight % concentrate from feed with a calculated head grade of .068 oz/t. Another portion of the same sample was treated by cyanidation with 48% recovery. A second higher grade sample (0.129 oz/t Au calculated grade) of similar material was collected with cyanidation recovery of 60%. This material had a low gravity recovery as well and hence no further work was performed on it as low grade combined with poor recoveries indicated a lack of economic potential with given infrastructure.

              Subsequent work has been performed by Westcoast Mineral Testing (G. Hawthorn, Dec., 1994), Beattie Consulting, (M. Beattie, March, 1995), and Hazen Research, (April 1996) and summarized in a letter to Cusac Gold Mines Ltd. by Hawthorn in 1999. This summary states that: ”The material responds very well to bulk sulphide flotation to produce a low-grade (10-15 g/t Au) pyritic rougher concentrate. Gold recovery (Hazen pg. 20/ 8 tests on 8 composites) averaged 94.6% into a 20% by weight rougher concentrate from feed grading 1.7 g/t Au.”

              Hawthorn in his letter to Cusac further states that “(Beattie / F2 and F4) indicates substantial losses in cleaning. Beattie did not perform any staged rougher flotation tests....” Hawthorn goes on to state that “given the sulphide sulfur content (Hazen pg. 9), at an average 2.8% equivalent to 5.4% pyrite, the rougher concentrates were quite dirty.”

              Hawthorn also reports that the material responded to direct cyanidation with 67.5% recovery at minus 200 mesh grind (Hazen pg.17) of same composites as above. Leaching is rapid with completion in a few hours. Heap leach tests at one half inch crush produced only 25% recovery. Hazen also reported a 73.4% recovery from minus 400 mesh grinded material.

              Hawthorn recommended that whole ore cyanidation would likely be the process of choice unless some differential flotation could succeed in a concentration ratio of 20:1 could be attained. Examination of grind optimization with pyrite recovery in mind was recommended and compared with the optimum grind for concentrate cyanidation. Although gravity concentration appears to have only minimal recoveries, recent advances in centrifugal concentrator manufacture may make this a practical cost effective addition to plant design.

              It does not appear that any consideration to either pressure or bacterial oxidation of T3 concentrates has been given and although the carbonate content of the rocks seems to make this an unlikely success it may be worth at least cursory investigation.

ENVIRONMENTAL CONSIDERATIONS
              There are currently no known environmental liabilities on the property as the past Taurus Mine has been reclaimed.

              The largest environmental risks present from open pit mining operations are acidic and/or metal laden effluent from tailings and waste rock dumps. Some preliminary Acid/Base Accounting (ABA) work has been done on various rock types on the property. These results are summarized in Table 6.

              Table 6 Acid Base Accounting
Mineralization	NP	AP	NPR
T3 Avg.	279	260	1.1
T4 Avg.	303	82	3.7
Waste Avg.	200	18	11.1

              This data indicates that low grade portions of T3 mineralization may need to be disposed carefully, perhaps commingled with waste rock as regulators prefer average Neutralization Potential Ratios (NPR) in excess of 2.

ADJACENT PROPERTIES
              The Taurus Property sits proximal to the larger Table Mountain Property, owned by Cusac Gold Mines Ltd., and is partly surrounded by claims controlled by Cusac. The Table Mountain Property includes the Table Mountain, Cusac and Erickson Mines, located approximately 10 kilometres south of the Taurus Property. The property hosts gold in steeply dipping quartz-carbonate veins in basalts immediately below listwanites as well as flat lying graphitic vein faults (Volaug vein). These listwanites were emplaced as sills along many shallow-dipping thrust planes.

Mineralized veins pinch and swell and are characterized by multiple brecciation, ribboning, increased carbonate content and usually less than 2% pyrite with traces of chalcopyrite and sphalerite (Westervelt, 1994). This style of mineralization is very similar to mineralization on the Taurus Property. Total production from the Erickson veins including Cusac from 1979 to present is roughly 490,000 tonnes at 15.6 g/t Au. Information concerning the Cusac Mine is available in the Minfile database, accessible on the Ministry of Energy and Mines website.

OTHER RELEVANT DATA
              Underground workings have been driven on the Taurus mine area, Plaza (drift extended to near the Highway zone), and Sable zone. These underground workings are in unknown condition and the entrances have been reclaimed. The ground conditions at the Taurus mine were quite good with only occasional rock support required in areas of faults. The rock was relatively easy to drill. All of these workings are accessed by declines and will need to be pumped out in order to observe or sample the geology and mineralization.

              There is no other relevant information not presented in this report.

INTERPRETATION AND CONCLUSIONS
              The Taurus property is located in the Cassiar mining district where significant placer and hardrock gold mines have operated in the past. With the closure of the Cassiar asbestos mine and subsequent sale of the town, infrastructure is less substantial than when Taurus mine operated in the early 1980’s. Other than good road access and readily available water, there is little infrastructure.

              The Taurus property hosts numerous mineralized quartz veins. These veins were exploited in the early 1980’s as individual sources of ore for a small 150 tonne per day operation. The veins found to date on the property tend to be narrow; roughly one metre in thickness, and not really high grade, production at Taurus averaged 5.14 g/t Au over the mine life. The veins contain coarse gold resulting in a significant “nugget effect” for T4 mineralization.

              The seven known zones on the property (Taurus Mine, Plaza, Sable, 88 Hill, 88 West, Highway and Taurus West) all host mineralization that contains gold values over 2 g/t Au. Intercepts of more than 1 g/t Au can be obtained over five to ten metre thicknesses in any of the zones(part of some of the zones are outside the property boundary). The nature of the mineralization in the vein swarms makes the reproducibility of individual results difficult but the general location of increases in gold mineralization seems reasonably predictable. Further work compiling all of the existing data on the property is needed to enable a better understanding of the geometry of the zones.

              The Taurus West zone consists primarily of a disseminated pyrite mineralization referred to as T3. It is hosted within a broader zone than the T4 vein mineralization found in the other zones, it is not nuggety like the T4 mineralization but it is somewhat refractory metallurgically. Although this mineralization has only been intersected in drilling at Taurus West, there was mention of a pyrite zone on the lowest level of the Taurus Mine which may be the same mineralization. Wells commented in his geological report that perhaps T3 mineralization has been missed in pre-Cyprus work and may be more widespread than it seems.

              A total of 28,956 metres of drilling have been done on the property since 1993 by various companies including International Taurus and Cyprus Canada. Most of this drilling was diamond core drilling but some reverse circulation percussion drilling has also been successful in defining mineralized zones. The most recent program was performed by Navasota Resources Ltd. in 2003 consisting of 1974 meters in 13 holes and was successful in confirming the style and grade of mineralization on the property.

              The most recent resource estimate on the property was made in 1999 by Cusac Gold Mines Ltd. Cusac reported 11,361,095 tonnes at an average grade of 1.08 g/t Au in the 88 Hill zone with an additional 7.6 million tonnes grading 1.06 g/t Au in the 88 West zone and 4.4 million tonnes at 1.03 g/t Au in the Highway zone. Part of this resource which may be located on properties not owned by Taurus. This estimation was based on a reported cutoff grade of 1 gram per tonne. These resource estimates do not follow the required disclosure for reserves and resources outlined in NI 43-101. These resource estimates were not created using the standards outlined in NI 43-101, the resource estimates have been obtained from reliable sources and are relevant. No effort has been made to refute or confirm these estimates and they can only be described as historical estimates.

              Cusac chose not to include the Taurus West zone in their resource estimate presumeably due to its poor metallurgy. The other three zones, namely Plaza, Sable and Taurus Mine areas were included at this time. The Cusac estimates were lower in tonnage than that previously reported by Cyprus apparently because of reduced area of influence of drill holes.

              In general, individual zones on the Taurus property are not well understood from a structural perspective due to wide-spaced drilling of the many zones found on the property. Zones of T4 mineralization may be erratic because of the nature of the narrow veins making up the zones. Tightly spaced drilling or even bulk sampling may be necessary to determine the actual boundaries of the zones. There are underground workings in 3 of the 7 zones which may be useful for geological understanding if they are in a reasonable state of repair.

              The T4 mineralization is relatively simple from a metallurgical perspective and it may be reasonable to assume that operating statistics from the Taurus Mine operation can be utilized to project metallurgical properties for T4 veins. The only problem with this assumption is the somewhat lower grade from the T4 resource as compared to past production. This would mean that one could expect between 75% and 90% recovery depending on the process flowsheet, with some combination of gravity, flotation and cyanidation possible.

              The T3 mineralization appears to be refractory to cyanidation and will probably not contain sufficient value to permit pressure or bio oxidation to liberate the gold particles from the pyrite.

RECOMMENDATIONS
              With six years of production followed by more than ten years of significant exploration including nearly 30,000 metres of drilling there is still uncertainty regarding the Taurus property. There are seven mineralized zones on the property, none of which have been drilled densely enough for anything more accurate than an inferred resource estimate. Significant mineralized intervals intersected in the mid-90’s and confirmed by Navasota in 2003, typically assay between 1and 2 g/t Au, and are worth investigating in more detail.

              For this reason the authors are recommending a Program of 2,500 metres of diamond drilling that would increase the confidence in the resource in at least one and, perhaps two,zones on the property. At the same time metallurgical testing of the T3 mineralization to verify possible recoveries for the Taurus West zone is worthwhile. A preliminary scoping study using T4 mineralization, existing metallurgical test results for recovery, an updated resource estimate and realistic cost estimates for various mining methods and mill throughputs is also recommended. The results of the preliminary scoping study will be very important to the direction of future exploration as this will dictate whether a large open pit with between one and two grams per tonne material is viable or if a smaller deposit with higher grade should be sought within the broader lower grade zones.

              These recommendations are justified based on the merits of the property.

Dated at Vancouver, British Columbia, this 31st day of January, 2005.

“/s/George Cavey”	”/s/David Gunning”
George Cavey, P.Geo.	David Gunning, P.Eng.

”/s/Christopher J. Wild”
Christopher J. Wild, P.Eng.

COST ESTIMATES

Phase I (Canadian Dollars)
Data Compilation	20,000
Diamond Drilling: 2,500 meters @ $125/m	313,000
Geological Supervision (including Project Management)	30,000
Sample Analysis: 1000 samples @ $25/sample	25,000
Metallurgical Testing	20,000
Resource Estimate	50,000
Preliminary Scoping Study	10,000
Travel and Accommodation	20,000
Phase I Total	488,000
Contingency at 10%	49,000
PHASE I TOTAL	$ 537,000

CERTIFICATE OF AUTHOR

I, Christopher J. Wild, P.Eng., Professional Engineer, of 2416 Abbeyglen Way in the City of Kamloops, in the Province of British Columbia do hereby certify that:

1	I am Registered Member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (1994), and am a member of the Canadian Institute of Mining and Metallurgy (CIM).
2	I am a graduate of the University of British Columbia, Geological Engineering, Mineral Exploration Option (1984), and I have practiced my profession continuously since 1985.
3	Since 2000, I have been involved in mineral exploration for copper, gold, zinc, lead and silver in British Columbia and Nunavut. Between 1997 and 2000, I was Chief Mine Geologist at Mount Polley Mine, Likely B.C.; and from 1995 to 1997, I was Project Geologist for Mansfield Minerals exploring for copper – gold in Salta Province, Argentina; and from 1991 to 1995, I was Chief Mine Geologist at Goldstream Mine, Revelstoke, B.C.
4	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.
5	I am presently a Consulting Geological Engineer and have been so since January, 2000. I am also President of Navasota Resources Ltd, a TSX-V listed company that formerly held an interest in the Taurus Property.
6	On February 13, 2003, I visited the Taurus Property to check the condition of log buildings and core racks, and to examine some of the available drill core.
7	I am responsible for preparation of certain sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix I.
8	I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.
9	I am independent of International Taurus Resources Inc., American Bonanza Gold Mining Corp. and Fairstar Explorations Inc. as well as 0710882 BC Ltd. and 0710887 BC Ltd. applying all the tests in Section 1.5 of NI 43-101.
10	I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
11.	I consent to the filing of this Technical report, in its entirety or an author approved summary, with any stock exchange and other regulatory authority and the publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

Dated at Kamloops, British Columbia, this 1st day of February, 2005.

”/s/Christopher J. Wild”
Christopher J. Wild, P.Eng.

CERTIFICATE OF AUTHOR

I, George Cavey, of 306-595 Howe Street, Vancouver British Columbia, hereby certify:

1.	I am a graduate of the University of British Columbia (1976) and hold a B.Sc. degree in geology.
2.	I am presently employed as a consulting geologist with OreQuest Consultants Ltd. of #306-595 Howe Street, Vancouver, British Columbia.
3.	I have been employed in my profession by various mining companies since graduation, with OreQuest Consultants Ltd. since 1982.
4.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been a member since 1992. I am also a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, Association of Professional Engineers and Geoscientists of Manitoba and the Association of Professional Engineers and Geoscientists of Ontario.
5.	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.
6.	I am responsible for preparation of certain sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix I.
7.	I have not visited the Taurus Property. I have had no direct involvement with International Taurus Resources Inc. or American Bonanza Gold Mining Corp.
8.	I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.
9.	I am independent of International Taurus Resources Inc., American Bonanza Gold Mining Corp. and Fairstar Explorations Inc. as well as 0710882 BC Ltd. and 0710887 BC Ltd. applying all the tests in Section 1.5 of NI 43-101.
10.	I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
11.	I consent to the filing of this Technical report, in its entirety or an author approved summary, with any stock exchange and other regulatory authority and the publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

”/s/George Cavey”
George Cavey, P.Geo.

DATED at Vancouver, British Columbia, this 1st day of February, 2005.

CERTIFICATE OF AUTHOR

I, David R. Gunning, of 20356 42A Avenue, Langley British Columbia, hereby certify:

1.	I am a graduate of the University of British Columbia (1983) and hold a B.A.Sc. degree in Mining and Mineral Process Engineering (mining option).
2.	I am presently self-employed as a consulting mining engineer.
3.	I have been employed in my profession by various mining companies since graduation, and self employed as a consultant since 1996.
4.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been registered since 1989.
5.	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.
6.	I am responsible for preparation of certain sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix I.
7.	I was employed at the Taurus Mine from June 1983 to May, 1987. I have had no direct involvement with International Taurus Resources Inc. or American Bonanza Gold Mining Corp.
8.	I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.
9.	I am independent of International Taurus Resources Inc., American Bonanza Gold Mining Corp. and Fairstar Explorations Inc. as well as 0710882 BC Ltd. and 0710887 BC Ltd. applying all the tests in Section 1.5 of NI 43-101.
10.	I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
11.	I consent to the filing of this Technical report, in its entirety or an author approved summary, with any stock exchange and other regulatory authority and the publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

“/s/David Gunning”
David R. Gunning P.Eng.

DATED at Vancouver, British Columbia, this 1st day of February, 2005.

REFERENCES

Beaton, A. (1994): Report on the Proposed Exploration Programme, International Taurus Resources Inc. Property, Cassiar, B.C., Unpublished Company Report for International Taurus Resources Inc.

Bridge, D.J. (1997): Report on Diamond Drilling on the Taurus Property, ADD 1-4, Alta 3-4, and FIX, Liard Mining Division, Northern British Columbia (104P/5), B.C. Ministry of Energy and Mines Assessment Report #24823.

Broughton, D. and Masson, M. (1996): Report on 1995 Exploration Program on the Taurus Project, B.C., NTS 104P/5, Unpublished Report for Cyprus Canada Inc.

Cornock, S.J.A. and Lloyd J. (1996): A Geophysical Assessment Report on an Induced Polarization and Ground Magnetometer Survey on the Taurus Property, Cassiar, British Columbia, Unpublished Report for Cyprus Canada Inc.

Crampton, A. and Goodings, C. (1995): Preliminary Baseline Study for the Taurus Project, Unpublished Report for Cyprus Canada Inc. by EVS Consultants.

Cusac Gold Mines Ltd. (May, 1999), Taurus Project, Unpublished Company Report.

Cyprus Canada Inc. (1995): Due Diligence Summary, Taurus Project, B.C., Unpublished Company Report.

Dughman, T.L. (1996): Results of Initial Metallurgical Testing on Taurus Gold Ores, Hazen Research, Inc., Unpublished Report for Cyprus Canada Inc.

Glover, M.J. (1999): Trenching Report, Highgrade and Hillside Claims, 93-2 Vein Area, 1999 Field Season, Cusac Gold Mines, Taurus Option, Unpublished Report.

Gunning, M.H. (1988): Gold Distribution in the Taurus Mine Quartz Veins; Exploration in British Columbia 1987, Part B, B.C. Ministry of Energy Mines and Petroleum Resources, pages B95-B105.

Howell, W.A. and Bridge, D.J. (1995): Report on the Diamond Drilling Conducted on the Portal 1, Miss Daisy 1 & 2, Bes 1 & 2, Tor 2 and Mack 4 Mineral Claims. Liard Mining Division, B.C., Unpublished Report for International Taurus Resources Inc.

International Taurus Resources Inc. (1999): Taurus Project, Unpublished Company Report.

Laing, D.C. (1996): Cyprus Canada Inc Scoping Study, Taurus Gold Project, Mineral Resources Development, Inc., Unpublished Report for Cyprus Canada Inc.

Nelson, J.L. and Bradford, J.A. (1993): Geology of the Midway – Cassiar Area, Northern British Columbia (104O, 104P); B.C. Ministry of Energy, Mines and Petroleum Resources, Bulletin 83.

Sketchley, D.A., Sinclair, A.J., and Godwin, C.I. (1986): Early Cretaceous Gold – Silver Mineralization in the Sylvester Allochthon, near Cassiar, North Central British Columbia, Canadian Journal of Earth Sciences, Volume 23, pages 1455-1458.

Sketchley, D.A. (1986): The Nature of Carbonate Alteration in Basalt at Erickson Mine, Cassiar, North-central British Columbia, Unpublished M.Sc. Thesis, The University of British Columbia.

Spencer, B.E. and Bridge, D.J. (1995): Summary Report on the 1994 Exploration Programme, International Taurus Resources Inc. Property, Cassiar, B.C., Unpublished Report for International Taurus Resources Inc.

Spencer, B.E. (1994): Report on the 1993 Exploration Programme, International Taurus Resources Inc. Property, Cassiar, B.C., Unpublished Report for Hera Resources Inc.

Taurus Mine (1986): Metallurgical year end balance sheet, courtesy G. Hawthorn.

Trenaman, R.T. (1997): Report on the 1996 Exploration Program – Taurus Project, Cassiar, British Columbia, Unpublished Report for International Taurus Resources Inc.

Trenaman, R.T. (1995): Report on the International Taurus Resources Inc. Property, Cassiar, B.C., Unpublished Report for International Taurus Resources Inc.

Wells, R.C. (2003): Geological, Geochemical, and Interpretive Report on the Taurus Property, Unpublished Report for Navasota Resources Limited.

Wells, R.C. (2004): Report on the 2003 Drilling Program on the Taurus Property, Unpublished Report for Navasota Resources Limited.

Westcoast Mineral Testing, Test results from Taurus samples. Unpublished memos and test result reports.

Westervelt, R.D. (1994): A Summary Review Report on the Table Mountain Gold Property, Cassiar, British Columbia for Cusac Industries Ltd.

Wild, C.J. (2003): Report on Exploration Activities on the Taurus Property, Unpublished Report for Navasota Resources Ltd.

APPENDIX I - SECTIONS OF REPORT AND CORRESPONDING RESPONSIBLE AUTHOR

Summary	Cavey, Gunning, Wild
Table of Contents	Cavey, Gunning
Introduction and Terms of Reference	Gunning
Disclaimer	Cavey, Gunning, Wild
Property Description and Location	Gunning
Accessibility, Climate, Local Resources, Infrastructure and Physiography	Gunning
History	Wild, Gunning
Geological Setting	Cavey, Wild
Deposit Types	Cavey, Wild
Mineralization	Cavey, Wild
Exploration	Gunning, Wild
Drilling	Gunning, Wild
Sampling Method, Approach and Security	Gunning, Wild
Mineral Processing and Metallurgical Testing	Gunning
Sample Preparation and Analysis	Gunning, Wild
Data Verification	Cavey, Gunning
Mineral Resource and Mineral Reserve Estimation	Gunning
Environmental Considerations	Gunning
Adjacent Properties	Cavey, Gunning
Interpretation and Conclusions	Cavey, Gunning, Wild
Recommendations	Cavey, Gunning, Wild